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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 OR l5d-16

Of the Securities Exchange Act of 1934

For the month of November, 2006

Commission File Number: 333-114220

Grand Toys International Limited

(Translation of registrant’s name into English)

Room UG202, Floor UG2, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form

40-F.

Form 20-F [ X  ]

Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 10 l(b)(l): ____

Note: Regulation S-T Rule 101 (b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 10l(b)(7): ____

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes [   ]   No[ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-

Explanatory Note:

This Form 6-K consists of:

Exhibit 1

Notice of Annual General Meeting;

Exhibit 2

Proxy Statement;

Annex A

Director Report and Audited Consolidated Financial Statements of Grand Toys International Limited for the years ended December 31, 2005, 2004 and 2003; and

Exhibit 3

Director’s Report – incorporated by reference in Exhibit 2 on Annex A

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Grand Toys International Limited

(Registrant)

Date: November 29, 2006

By: /s/ Elliot L. Bier, Chairman

(Signature)

3

Exhibit 1

                                     GRAND TOYS INTERNATIONAL LIMITED

                                                          (“the Company”)

                                      NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2006 Annual General Meeting of the Members of the Company will be held at Room UG202, Floor UG2, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong on Friday, 22nd December, 2006 at 10:00 a.m. for the following purposes:

(1)

To receive and consider the consolidated audited statement of accounts of the Company for the year ended 31st December, 2005, the restated consolidated audited statement of accounts of the Company for the year ended 31st December, 2004 and the reports of the directors of the Company and the auditors thereon;

(2)

To elect or re-elect as directors of the Company in place of all directors retiring from office in accordance with Article 94 of the Articles of Association of the Company (“the Articles”):

Cheng HSIEH

Douglas VAN

and a maximum of eight additional persons subject to them being duly proposed by a member for election in accordance with Article 97 of the Articles;

(3)

To approve the payment of fees to directors of the Company for the year ended 31st December, 2005 and the grant of share options to such persons;

(4)

To appoint auditors to serve until the conclusion of the next annual general meeting of the Company  and to authorise the directors of the Company to fix their  remuneration .

AND to consider, and if thought fit, pass with or without amendment the following resolution (5), which will be proposed as an Ordinary Resolution of the Company :

(5)    “THAT, pursuant to Section 57B of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong) (“the Ordinance”), the directors of the Company be and they are hereby authorised to exercise any power of the Company to allot and issue all or any of the authorised but unissued ordinary shares in the capital of the Company to such persons and on such terms and conditions as they think fit, including (without limitation) pursuant to the Grand Toys International, Inc. Amended and Restated Stock Option Plan, responsibility for which was assumed by the Company from Grand Toys International, Inc. on 16 August 2004 and the Grand Toys International Limited 2004 Stock Option Plan, such authority to continue until the earlier of:

(i)

the conclusion of the next annual general meeting of the Company;

(ii)

the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or the Ordinance to be held; or

(iii)

the revocation or variation of the authority given by this Resolution by an Ordinary Resolution of the members of the Company.”

By Order of the Board

Director

Hong Kong, 29th November, 2006

Registered office:

Room UG202, Floor UG2, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong

Notes:

(a)

A member entitled to attend and vote at the meeting may appoint a proxy to attend and, on a poll, vote instead of him or her.  A proxy need not be a member of the Company.

(b)

The instrument appointing a proxy or the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power of attorney, must be deposited at the registered office of the Company not less than 48 hours before the time of the meeting and, in default, the proxy shall not be treated as valid.  Completion and return of a form of proxy shall not preclude a member from attending in person and voting at the meeting or any adjournment thereof should he or she so wish.

Exhibit 2

__________________

PROXY STATEMENT FOR

ANNUAL GENERAL MEETING

TO BE HELD ON DECEMBER 22, 2006

__________________

GENERAL INFORMATION

This proxy statement is furnished in connection with the solicitation of voting instructions by the Board of Directors (the “Board”) of Grand Toys International Limited (the “Company”) to be used at the Annual General Meeting of the Company to be held at the offices of the Company, Room UG202, Floor UG2, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong on Friday, 22nd December, 2006 at 10:00 a.m., local time, and at any adjournment thereof.

PROPOSALS

At the meeting, we are presenting to the members for approval the following proposals:

 (1)

To receive and consider the consolidated audited statement of accounts of the Company for the year ended 31 December 2005, the restated consolidated audited statement of accounts of the Company for the year ended 31 December 2004 and the reports of the directors of the Company and the auditors thereon;

(2)

To elect or re-elect the following directors retiring from office in accordance with article 94 of the articles of association of the Company (“the Articles”):

Jeff Hsieh Cheng

Douglas Van

and a maximum of eight additional persons subject to them being duly proposed by a member for election in accordance with Article 97 of the Articles;

(3)

To approve the payment of fees to directors of the Company for the year ended 31 December 2005 and the grant of share options to such persons;

 (4)

To appoint auditors to serve until the conclusion of the next annual general meeting of the Company and to authorise the directors of the Company to fix their remuneration;

(5)

To consider and if thought fit, pass with or without amendment the following resolution:

“That, pursuant to Section 57B of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong) (“the Ordinance”), the directors of the Company be and they are hereby authorised to exercise any power of the Company to allot and issue all or any of the authorised but unissued ordinary shares in the capital of the Company to such persons and on such terms and conditions as they think fit, including (without limitation) pursuant to the Grand Toys International, Inc. Amended and Restated Stock Option Plan, responsibility for which was assumed by the Company from Grand Toys International, Inc. on 16 August 2004 and the Grand Toys International Limited 2004 Stock Option Plan, such authority to continue until the earlier of:

(i)

the conclusion of the next annual general meeting of the Company;

(ii)

the expiration of the period within which the next annual general meeting of the Company is required by the Articles or the Ordinance to be held; or

(iii)

the revocation or variation of the authority given by this Resolution by an Ordinary Resolution of the members of the Company.”

QUORUM AND VOTING

Only members of the Company (“Members”) that are registered holders of ordinary shares (“Ordinary Shares”), Series A Convertible Preference Shares (“Series A Shares”) and Series B Convertible Preference Shares (“Series B Shares”)  will be entitled to vote at the Meeting or any adjournment thereof.  On November 21, 2006, the Company had outstanding 17,494,140 Ordinary Shares, 2,000,000 Series A Shares, 10,840,598 Series B Shares and two deferred non-voting shares.  The holders of the Series A Shares and the Series B Shares are entitled to vote together with the holders of the Ordinary Shares as a single class on an “as converted” basis.  Accordingly, the holders of the Series A Shares and the Series B Shares are entitled to cast 2,804,600 votes and 29,147,006 votes, respectively, at the meeting on a poll.  The Chairman of the Meeting will demand a poll in respect of each resolution set out in the notice of the Meeting. On each such poll, a Member shall have one vote for each Ordinary Share, 1.4023 votes for each Series A Share and 2.6887 votes for each Series B Share registered in its, his or her name.

Pursuant to the Company’s Articles, two Members present in person or by proxy and holding at least fifty-one percent of the paid up capital of the Company shall be a quorum.  All of the proposals to be presented at the meeting require an ordinary resolution, which shall be passed if a majority of votes cast at the Meeting in respect of the resolution are cast in favour thereof.

As a holder of the Company’s ADSs, you do not have the right to attend or vote at the meeting.  However, you will have the right to give voting instructions on all proposals.  Under the terms of the Depositary Agreement among the Company and The Bank of New York, which acts as depositary (which is referred to as the depositary), and the holders from time to time of the Company’s ADSs, the depositary, as a member holding Ordinary Shares, shall endeavor (insofar as is practicable and in accordance with the Company’s Articles) to vote or cause to be voted the number of Ordinary Shares represented by the Company’s ADSs in accordance with the instructions of each holder of the Company’s ADSs.  As a holder of the Company’s ADSs, if your instructions are not received by the depositary, the depositary shall appoint a person designated by us to vote the number of Ordinary Shares represented by the Company’s ADSs in such manner as such person may, in his or her discretion, think fit.  You should be aware that any person so designated by the Company intends to vote in favor of all Proposals.  Accordingly, if you desire to vote against any of the Proposals, you must so instruct the depositary.

WHERE YOU CAN FIND MORE INFORMATION ON GRAND

The Company files annual and current reports with the SEC.  You may read and copy all or any portion of our SEC reports at the SEC's public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates, or from commercial document retrieval services.  The SEC maintains a website that contains reports, proxy statements and other information, including those filed by us, at www.sec.gov.  You may also access our SEC filings and obtain other information about us through this website.  We also maintain a website at www.grand.com where our SEC filings and additional information can be found.  The information contained in our website is not incorporated by reference into this proxy statement.

PRESENTATION OF FINANCIAL STATEMENTS AND REPORTS

(PROPOSAL 1)

The Board has approved and is presenting to Members for receipt and discussion at the Meeting the Company’s Consolidated Balance Sheet as of December 31, 2005 and the Consolidated Statements of Income for the year then ended and the Company’s restated Consolidated Balance Sheet as of December 31, 2004 and the restated Consolidated Statements of Income for the year then ended (the “Financial Statements”).  The Financial Statements, which are included in the Audited Consolidated Financial Statements of Grand Toys International Limited for the years ended December 31, 2005, 2004 and 2003, together with the Report of the Directors and the Report of Deloitte Touche Tohmatsu thereon are presented on Annex A attached to this proxy statement.

ELECTION OF DIRECTORS

(PROPOSAL 2)

Pursuant to the Articles, all directors retire from office at the Annual General Meeting.  Once elected, directors will serve until their retirement, or they otherwise vacate office, in accordance with the Articles.

The Board recommends that the Members approve the re-election of Jeff Hsieh Cheng and Douglas Van to serve as directors.

Each of such persons person recommended for election as a director has indicated that he is willing to serve as a director of the Company until the next Annual General Meeting. , and the Board of the Company has no reason to believe that any such person may become unable or unwilling to serve.

Mr. Van meets the director independence criteria set forth in Rule 10A-3(b) (1) promulgated under the US Securities Exchange Act of 1934 and Nasdaq Marketplace Rule 4200(a)(15).

Centralink Investments Limited (“Centralink”) and Cornerstone Beststep International Limited (“CBIL”), companies which are beneficially wholly-owned by Mr. Hsieh and the beneficial owners of a majority of the Company’s outstanding share capital, has advised the Board that it contemplates nominating, or procuring the nomination of, at least two additional persons in addition to Mr. Hsieh and Mr. Van to serve as directors in accordance with Article 97 98 of the Articles.  Each of Centralink’s and CBIL’s nominees will meet the director independence criteria set forth in Rule 10A-3(b)(1) promulgated under the US Securities Exchange Act of 1934 and Nasdaq Marketplace Rule 4200(a)(15).

The following sets forth the principal occupation, ages, and other information concerning Mr. Hsieh and Mr. Van. each nominee for election as a director of the Company.  The information present with respect to each director has been furnished by that person.

Jeff Hsieh Cheng, age 56, has served as Chief Executive Officer of the Company since December 2005.   Mr. Hsieh is the beneficial owner of a majority of the Company’s ADSs.  Mr. Hsieh has over twenty-five years of experience in the toy and toy-related business. Mr. Hsieh is the owner of various China-based manufacturing operations, including Zhejiang Playwell Toy Co. Ltd., and is also the owner of various retail operations in China and various toy and outdoor activity product distribution companies throughout the world.  Mr. Hsieh holds a bachelor’s degree from Soochow University.

Douglas Van, age 49, has, since 1988, operated a venture company and acted in a capacity of advisor, fund raiser, project financing, asset management and investor for projects and ventures ranging from real estate in the United States and China to manufacturing projects in China across different industries.   Until 1988, Mr. Van worked for Exxon Chemicals in Hong Kong and the United States in various disciplines ranging from sales and marketing, plant operations and research and development.  Mr. Van attended Wah Yan College in Hong Kong before attending McGill University in Montreal, Canada, where he received a bachelor of science in chemical engineering.  Mr. Van also has a Masters of business administration degree from University of Michigan, Ann Arbor.

There are no family relationships between any of the directors or executive officers of the Company.

Meetings, Compensation and Committees of the Board of Directors

The Board held 7 meetings during the fiscal year ended 31st December, 2005 and acted by unanimous written consent on 5 occasions.

The Board has determined, based on written inquiries, that its incumbent directors, Messrs. Allen Perl, Douglas Van and Jack W. Flader, Jr. have no relationship with the Company whatsoever other than in their respective capacities as directors and de minimis holdings of Grand ADSs and, accordingly, have no material relationship with the Company that would interfere with the exercise of independent judgment and are otherwise independent under Rule 10A-3 of the Securities Exchange Act and Nasdaq Marketplace Rule 4200(a)(15).

Audit Committee

The Board has a standing Audit Committee that is currently chaired by Mr. Perl and also includes Messrs. Van and Flader.  The Board determined that Mr. Perl qualifies as an “audit committee financial expert” as defined in Item 401(h) of Regulation S-K of the Exchange Act.  The current Audit Committee Charter adopted by the Board is filed as an exhibit to the Company’s annual report on Form 20-F for the year ended December 31, 2005.  The Audit Committee met three times in the fiscal year ended 31st December, 2005.

The Audit Committee’s primary purpose is to assist the Board in fulfilling its oversight responsibilities with respect to (i) the annual financial statements of the Company; (ii) the system of internal accounting and financial controls; (iii) the compliance by the Company with legal and regulatory requirements; and (iv) the internal and external audit process.  The Audit Committee oversees the performance of independent accountants and internal auditors, monitors the financial reporting process and makes reports and recommendations to the Board.  In connection with the exercise of its duties, the Audit Committee has the authority to engage independent accountants for special audits, review and other procedures and to retain special counsel and other experts or consultants.  The Audit Committee also conducts an annual review of its charter and responsibilities.

Compensation Committee

The Company does not currently maintain a compensation committee.

Corporate Governance and Nominating Committee

The Company does not currently maintain a corporate governance and nominating committee.  The Board terminated the charter of the Corporate Governance and Nominating Committee at a meeting held on 23rd March, 2005, after determining that, as a “Controlled Company” within the meaning of Nasdaq Marketplace Rule 4350(c)(5), it was exempt from the requirement of maintaining the committee.  Instead, the Company will rely on applicable Hong Kong law regarding the nomination of directors.

Member Nominees

Any Member duly qualified to attend and vote at the Meeting may give notice in writing to the Company of his intention to propose a person for election as a director of the Company.  Such notice must be signed by such Member and given not less than 3 nor more than 21 days before such meeting, together with a notice in writing signed by any such person of his willingness to be elected.  Such notice should also provide the name, shareholdings in the Company and contact information of the Member making the nomination, the candidate’s name, address and other contact information, any direct or indirect shareholdings in the Company of the candidate, any information required to be disclosed about directors under applicable securities laws and/or Nasdaq Marketplace Rules, information regarding related party transactions with the Company and/or the Member submitting the nomination, any actual or potential conflicts of interest, the candidate’s biographical data, current public and private company affiliations, employment history and qualifications and status as “independent” under applicable securities laws and/or the Nasdaq Marketplace Rules.

Shareholder Communications Policy

Any Member who desires to communicate directly with the Board may do so by mail addressed to any individual director, a group of directors, the Board or any Committee by either name or title at c/o Grand Toys International Limited, Room UG202, Floor UG2, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE PROPOSAL TO RE-ELECT MESSRS HSIEH AND VAN AS DIRECTORS

APPROVAL OF PAYMENT OF DIRECTORS’ FEES

(PROPOSAL 3)

At a meeting of the directors held on 13th August, 2004, the Board authorised the payment to each director of an annual director’s fee of US$25,000, payable quarterly in advance on the first day of each of January, April, July and October.

In addition, each director of the Company automatically receives quarterly grants of options to purchase 1,250 Grand ADSs at an exercise price equal to the average trading price of Grand ADSs on the date of grant; and each director who is not an employee of the Company receives additional quarterly grants of options to purchase 6,250 Grand ADSs at an exercise price equal to the average trading price of Grand ADSs on the date of grant.

Such payments and grants are typically made by companies such as the Company and the Board believes that such payments and grants were reasonable.  A vote in favor of Proposal 3 will ratify the payments made to the directors during the year ended 31st December, 2005 and the grant of options to the directors.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE PROPOSAL TO APPROVE THE FEES PAID AND SHARE OPTIONS GRANTED TO THE DIRECTORS IN 2005

APPOINTMENT OF AUDITORS

(PROPOSAL 4)

The Audit Committee and the Company’s management are currently reviewing the Company’s relationship with Deloitte Touche Tohmatsu, its independent public accountants.  Deloitte Touche Tohmatsu has acted as independent public accountant for the Company since 16th August, 2004.  This review may result in a determination   by the Company to appoint a new firm to audit and report on the consolidated financial statements of the Company for the fiscal year ending 31st December, 2006.  There is no certainty that a determination will be made before the meeting.  However, if a determination is made the Board will submit the firm to the Members for approval at the meeting.

Principal Accountant Fees and Services

Audit Fees.  The aggregate fees billed by Deloitte Touche Tohmatsu for the audit of the Company’s annual financial statements and services provided in connection with statutory or regulatory filings or engagements were $676,400 and $523,300 in the fiscal years ended  December 31, 2005 and 2004, respectively.

Audit-Related Fees.  There were no fees billed by Deloitte Touche Tohmatsu for assurance and related services that were reasonably related to the performance of the audit or review of the Company's financial statements for the fiscal years ended December 31, 2005 and 2004, respectively.

Tax Fees.  The aggregate fees billed by Deloitte Touche Tohmatsu for professional services rendered for tax compliance, tax advice and tax planning were $nil and $26,000 for the fiscal years ended December, 31, 2005 and 2004, respectively.  The nature of the services performed for these fees was tax planning and advice.

All Other Fees.  The aggregate fees billed by Deloitte Touche Tohmatsu for other fees were $48,616 and $26,518 for the fiscal years ended December 31, 2005 and 2004, respectively.  The nature of the services performed for those fees was related to acquisitions and Sarbanes Oxley consulting.  There were no other fees billed by Deloitte Touche Tohmatsu for the fiscal year ended December 31, 2005.

Audit Committee Pre-Approval Policy

The Audit Committee has established policies and procedures regarding pre-approval of all services provided by independent auditors.  It is the policy of the Company that all services provided by the independent auditors shall be pre-approved by the Audit Committee and that the Company only engage the independent auditors to perform permissible non-audit services proscribed by law or regulation.  Pre-approval must be detailed as to the particular services to be provided.  The Audit Committee may give pre-approval of audit and permitted non-audit services at any time up to one year before the commencement of such services.  The Chairman of the Audit Committee shall have, and the Audit Committee may delegate to any other member of the Audit Committee, the authority to grant pre-approval of permitted non-audit services between Audit Committee meetings, in which case, such decisions shall be presented to the full Audit Committee at its next scheduled meeting.

ISSUANCE OF ORDINARY SHARES

(PROPOSAL 5)

Pursuant to the Company’s Articles, the share capital of the Company is divided into 100,000,000 shares and the Company has power to issue any part of its capital with or without preference, priority or special privileges.  As of November 21, 2006, of the 100,000,000 shares presently authorised, 17,494,140 Ordinary Shares, 2,000,000 Series A Shares, 10,840,598 Series B Shares and two non-voting deferred shares were issued and outstanding.

Under Hong Kong law, the Board is not permitted to issue shares without the approval of the Members.  This is unlike the procedure in the United States where the board of directors of a corporation has the authority to issue shares without shareholder approval.  However, it is customary for the members of a Hong Kong company to grant to the board of directors at each annual general meeting the authority to issue shares so that a company will be free to conduct business in the ordinary course.

The Board believes that the passing of an ordinary resolution to renew a general mandate authorizing the Board to exercise during the Relevant Period all the power of the Company to allot and issue all or any of the authorised but unissued Ordinary Shares to such persons and on such terms and conditions as they think fit is in the best interests of the Company.  “Relevant Period” shall mean the period from the passing of the relevant resolution until the earlier of:

(i)

the conclusion of the next annual general meeting of the Company;

(ii)

the expiration of the period within which the next annual general meeting of the Company is required by the Articles or the Companies Ordinance (Cap. 32 of the Laws of Hong Kong)  to be held; and

(iii)

the date on which the authority set out in the relevant resolution is revoked or varied by an ordinary resolution of the Members.

The authorization will allow the Company to carry out the Company’s obligations under the Grand Toys International, Inc. Amended and Restated Stock Option Plan, the Grand Toys International Limited 2004 Stock Option Plan. the outstanding options and warrants which have been granted outside of the two option plans and the Company’s obligations to pay dividends on its Series A Shares and Series B Shares.  It will also allow the Company to issue Ordinary Shares for other legitimate business functions, including for the purpose of raising capital or for completing acquisitions.

In deciding whether to approve Proposal 5, Members should consider that authorizing the Board to issue Ordinary Shares during the Relevant Period may be disadvantageous to the Members.  The issuance of Ordinary Shares will dilute the relative interests of the Members.  The Board may also authorise the issuance of Ordinary Shares at an offering price which may be below the then current market price of the Grand ADSs.  In addition, although the Board’s mandate is to make acquisitions which are accretive to the Company, there can be no assurances that an acquisition will perform as management may expect.  By giving the Board discretion to issue Ordinary Shares during the Relevant Period, the Members are, therefore, also relinquishing their right to approve the specific transactions in respect of which Ordinary Shares are issued, except as may otherwise be required by the Nasdaq Marketplace Rules.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE PROPOSAL TO RENEW A GENERAL MANDATE AUTHORIZING THE BOARD TO ISSUE ORDINARY SHARES OF THE COMPANY DURING THE RELEVANT PERIOD.

ANNEX A

DIRECTORS REPORT  AND AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF GRAND TOYS INTERNATIONAL LIMITED FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

Director’s Report

REPORT OF THE DIRECTORS

Grand Toys International Limited (the “Company”), previously known as “Genius Glory Limited”, was incorporated in Hong Kong as a private company limited by shares on 15th October, 2003. On 16th August, 2004, by means of a merger, the Company became the holding company of Grand Toys International Inc., a Nevada corporation (“Grand US”), and its subsidiaries and, immediately thereafter, acquired the entire issued share capital of Playwell International Limited, a Hong Kong private company limited by shares (“Playwell”).  On 1st March, 2005, Grand US acquired International Playthings, Inc. (“IPI”), a U.S. based distributor of toys to the specialty retail market.  On 23rd December, 2005, the Company acquired the entire issued share capitals of Hua Yang Holdings Company Limited (“Hua Yang”) and Kord Holdings, Inc. (“Kord”) from a related party.

PRINCIPAL ACTIVITIES

The principal activity of the Company is to act as the holding company of Playwell, Grand US, Hua Yang and Kord.

Playwell’s four subsidiaries are:

•

Hong Kong Toy Centre Limited, a Hong Kong private  company limited by shares:

o

designs, develops and sells Playwell branded products, mostly plastic and wood toys for infants and young children

o

designs, develops and sells certain toy products for the Marvel license  to a related party

o

acts as agent for sourcing and logistics operations for related parties

•

Gatelink Mould Engineering Limited, a Hong Kong private company limited by shares:

o

manufactures moulds for related companies

•

Asian World Enterprises Co., Limited, a Belize company:

o

 oversees all licensing for Playwell

•

Great Wall Alliance Limited, a British Virgin Islands company :

o

holds the Playwell trademarks

Grand US has the following five principal subsidiaries:

•

Grand Toys Ltd., a Canadian corporation:

o

distributes in Canada  both proprietary and third party products, mostly toy-related and leisure products

•

International Playthings, Inc., a Delaware Corporation

o

distributes toy products to specialty retail stores in North America

•

Grand Toys (HK) Limited, a Hong Kong private company limited by shares:

o

oversees international sales for the proprietary lines

o

handles design, development, and distribution of Crayola Dough product, mostly to the mass market in the United States

•

Grand Toys (US) Limited, a Delaware USA corporation:

o

 is currently non-operational

•

Ark Creations, Inc., a Delaware, USA corporation:

o

is also currently non-operational.

Hua Yang has five principal subsidiaries:

•

Hua Yang Printing Holdings Company Limited

o

oversees all printing and packaging operations

•

Dongguan Hua Yang Printing Products Co. Ltd.

o

former operations of Eastern Raiser Limited, of which the assets were acquired in February 2005 – packaging manufacturer

•

Shenzhen Hua Yang Printing Company Limited

o

contract manufacturer of a variety of paper and board products, including books, specialty packaging and other paper products.

•

Hua Yang (UK) Limited

o

handles UK and European sales for the Hua Yang group

•

Hua Yang USA, Inc.

o

handles US and North American sales for the Hua Yang group

Kord has four principal subsidiaries and five variable interest entities:

•

Kord Printing Company Limited

•

Kord Gifts Manufactory Limited

•

Kord Plastic Products Manufactory Company Limited

•

Kord Party Favour Manufactory Company Limited

•

Variable Interest Entities – these are companies that are not owned by Kord or Grand, but of which Kord indirectly or directly controls the decision making process and has a significant economic interest in the outcome of the companies:

o

Kord (Qing Xin) Packaging Products Limited

o

Dongguan Kord Packing Products Limited

o

Qing Xin Kord Gifts Manufactory Company Limited

o

Sun Tat Toys Factory

o

Sun Tat Plastic Factory

Together, these subsidiaries and variable interest entities design and produce a broad range of party and paper goods either under the proprietary Kord brand or on an OEM basis in the case of well known brands owned by third parties.  The key product groups are generic party products, decorative party products, disposable tableware products and latex masks.

RESULTS AND APPROPRIATIONS

The results of the Company for the year ended 31st December, 2005 are set out in the

Consolidated Statements of Operations.

The directors do not recommend the payment of a dividend.

CHARITABLE DONATIONS

During the year, the Company and its subsidiaries made charitable donations in the amount of US$5,330.

FIXED ASSETS

The Fixed Assets are divided into five categories:

•

Moulds and loose tools

•

Furniture, fixtures and equipment

•

Plant and  machinery

•

Leasehold improvements

•

Motor vehicles

During the year, the Company and its subsidiaries added US$5,484,000 worth of net fixed assets as a result of the Company’s acquisitions of assets from Eastern Raiser Printing Company Limited in February 2005 and the entire issued share capital of IPI in March 2005.  Other changes to fixed assets during the year resulted primarily from the purchase of plant and machinery, furniture and fixtures and moulds in the ordinary course of business.

The Company’s policy regarding carrying values of Fixed Assets and their useful lives is set out in Note 2j to the Company’s Consolidated Financial Statements.  Specific carrying values as of 31st December, 2005 are set out in Note 6 to the Company’s Consolidated Financial Statements.

SHARE CAPITAL

During 2005, the following new shares were issued by the Company:

	Ordinary Shares	Convertible Preference Shares
Shares issued in connection with the acquisition of IPI for a deemed consideration of US$1,600,000	582,730	-
Shares issued in lieu of cash interest of US$145,089 on Exchangeable Note (see “Issue of Debentures” below)	52,175	-
Shares issued in lieu of cash dividend of US$168,259 payable on Series “A” Convertible Preference Shares for the period ended 30th June, 2005	73,030	-
Shares issued for cash at the relevant exercise prices in connection with the Company’s share option schemes	15,250	-
Series “A” Convertible Preference Shares issued in exchange for Exchangeable Note for a deemed consideration of US$7,675,000 (see below)	-	2,000,000
Series “B” Convertible Preference Shares issued in connection with the acquisition of Hua Yang and Kord for a deemed consideration of US$41,600,793	-	10,840,598

All of the Company’s issued Ordinary Shares, including the Ordinary Shares issued during the year ended 31st December, 2005 are registered in the name of The Bank of New York as depositary and issuer of American Depositary Shares (“ADSs”) which are evidenced by American Depositary Receipts. Each such ADS represents beneficial ownership of one issued share of HK$1.00 in the capital of the Company.

All Series “A” Convertible Preference Shares are registered in the name of Centralink Investments Limited (“Centralink”), a company wholly beneficially owned by Jeff Hsieh Cheng (“Mr. Hsieh”), a director of the Company. All Series “B” Convertible Preference Shares are registered in the name of Cornerstone Beststep International Limited (“CBIL”), also a company wholly beneficially owned by Mr. Hsieh..

Further details of the movements in the Company’s share capital during the year are set out in Note 10 to the Company’s Consolidated Financial Statements.

ISSUE OF DEBENTURES

On 1st March, 2005, the Company sold to Centralink an Exchangeable Note in the principal amount of US$7,675,000 to fund the acquisition of IPI for proceeds of US$7,400,000.  The Exchangeable Note was sold at a US$275,000 discount in order to compensate the Mr. Hsieh, who is also the controlling shareholder of the Company, for providing the sellers of IPI with the option to require Centralink to purchase that portion of the purchase price for IPI which was paid in ADSs after the first anniversary of the closing of the IPI acquisition. The Exchangeable Note bore interest at 15% per annum and was exchanged for 2,000,000 Series “A” Convertible Preference Shares in the capital of the Company when the issuance such  Series “ A” Convertible Preference Shares was approved by the Company’s shareholders at the Company’s 2005 Annual General Meeting held on 15th April , 2005.

The Company did not issue any other debentures during 2005.

DIRECTORS

The directors of the Company during the year were:

Name	Title	Appointment Date

Henry Hai Lin Hu	Chairman	August 2004 ***
Elliot L. Bier	Chairman	January 2004 ****
Michael Kron		August 2004 **
Thomas J. Mitchell		August 2004 *
Robert Laverdure		August 2004 **
David J. Fremed		15th April 2005
Allen S. Perl		15th April 2005
Doug Van		15th April 2005
Jeff Hsieh Cheng		20th December 2005
Jack Flader, Jr.		20th December 2005

Notes:

*Mr. Mitchell resigned on 14th March, 2005

** Mr. Kron and Mr. Laverdure’s terms expired on 15th April, 2005 and neither of such persons sought re-election

*** Mr. Hu resigned on 31st December, 2005

**** Mr. Bier was elected Chairman of the Board of Directors in place of Mr. Hu on 20th December, 2005

In accordance with the Company’s Articles of Association, all directors retire from office at each Annual General Meeting.

Options to acquire an equivalent number of ADSs (representing Ordinary Shares) were either granted by the Company to directors, or responsibility for the same was assumed by the Company from Grand US, during the year. Unless otherwise indicated below, the following options remained outstanding as at 31st December, 2005:

Name	Date of Grant		Date of Expiry	Number		Exercise Price (in US$)
						(in US$)
Henry Hai Lin Hu:	9/30/2004		9/30/2014	625		$ 2.35
	12/30/2004		12/30/2004	1,250		$ 2.65
	03/31/2005		03/31/2015	1,250		$ 2.50
	06/30/2005		06/30/2015	1,250		$ 2.00
	09/30/2005		09/30/2015	1,250		$ 1.90
		Sub-total		5,625	(1)
(1) All options were rescinded with effect from 31st December, 2005 in conjunction with Mr. Hu’s resignation as a director and Chief Executive Officer of the Company

Elliot Bier :	10/1/1999		10/1/2009	125		$ 41.00
	1/1/2000		1/1/2010	125		$ 27.00
	4/3/2000		4/3/2010	125		$ 11.00
	7/3/2000		7/3/2010	125		$ 5.62
	10/2/2000		10/2/2010	125		$ 7.25
	10/5/2001		10/5/2011	36,000		$ 0.95
	1/2/2002		1/2/2012	125		$ 2.99
	4/1/2002		4/1/2012	125		$ 2.66
	7/1/2002		7/1/2012	125		$ 1.40
	10/1/2002		10/1/2012	125		$ 1.19
	1/2/2003		1/2/2013	125		$ 1.00
	4/1/2003		4/1/2013	125		$ 1.98
	7/1/2003		7/1/2013	125		$ 2.72
	10/1/2003		10/1/2013	125		$ 2.60
	1/2/2004		1/2/2014	125		$ 3.07
	4/1/2004		4/1/2014	125		$ 3.02
	7/1/2004		7/1/2014	125		$ 2.75
	8/13/2004		8/13/2014	300,000		$ 2.95
	9/1/2004		9/1/2014	100,000		$ 2.20
	9/30/2004		9/30/2014	3,750		$ 2.35
	12/30/2004		12/30/2014	7,500		$ 2.65
	3/31/2005		3/31/2015	7,500		$ 2.50
	6/30/2005		6/30/2015	7,500		$ 2.00
	9/30/2005		9/30/2015	7,500		$ 1.90
	12/20/2005		12/20/2015	100,000		$ 1.65
	12/31/2005		12/31/2015	7,500		$ 1.50
		Sub-total		579,250

Michael Kron:	7/1/2002		7/1/2012	125		$ 1.40
	10/1/2002		10/1/2012	125		$ 1.19
	1/2/2003		1/2/2013	125		$ 1.00
	4/1/2003		4/1/2013	125		$ 1.98
	7/1/2003		7/1/2013	125		$ 2.72
	10/1/2003		10/1/2013	125		$ 2.60
	1/2/2004		1/2/2014	125		$ 3.07
	4/1/2004		4/1/2014	125		$ 3.02
	7/1/2004		7/1/2014	125		$ 2.75
	9/30/2004		9/30/2014	3,750		$ 2.35
	12/30/2004		12/30/2014	7,500		$ 2.65
	3/31/2005		3/31/2015	7,500		$ 2.50
		Sub-total		19,875

Thomas J. Mitchell:	9/30/2004		9/30/2014	3,750		$ 2.35
	12/30/2004		12/30/2014	7,500		$ 2.65
		Sub-total		11,250

Robert Laverdure:	9/30/2004		9/30/2014	3,750		$ 2.35
	12/30/2004		12/30/2014	7,500		$ 2.65
	3/31/2005		3/31/2015	7,500		$ 2.50
		Sub-total		18,750

David J. Fremed:	8/16/2004		8/16/2014	300,000		$ 2.50
	6/30/2005		6/30/2015	1,043		$ 2.00
	9/30/2005		9/30/2015	1,250		$ 1.90
	12/20/2005		12/20/2015	100,000		$ 1.65
	12/31/2005		12/31/2015	1,250		$ 1.50
		Sub-total		403,543

Allen S. Perl:	6/30/2005		6/30/2015	6,182		$ 2.00
	9/30/2005		9/30/2015	7,500		$ 1.90
	12/31/2005		12/31/2015	7,500		$ 1.50
		Sub-total		21,182

Doug Van:	6/30/2005		6/30/2015	6,182		$ 2.00
	9/30/2005		9/30/2015	7,500		$ 1.90
	12/31/2005		12/31/2015	7,500		$ 1.50
		Sub-total		21,182

DIRECTORS’ INTERESTS IN CONTRACTS

Mr. Hsieh, who became a director on 20th December, 2005, has significant ownership interests in various companies with which the Company or its subsidiaries transacted business during 2005.

During 2005, Playwell and its subsidiaries were engaged in transactions in the ordinary course of business with the following companies owned or controlled by Mr. Hsieh:

•

Sales of products to Toy Biz Worldwide Limited with an aggregate value of US$197,331.

•

Sales of products to Playwell Industry Ltd. with an aggregate value of US$146,574.

•

Purchase of products from Playwell Industry Ltd. with an aggregate value of US$4,008,122.

•

Purchase of products from Zhejiang Playwell Toy Co., Ltd. with an aggregate value of US$4,851,388.

•

Aggregate income from sales of moulds to Toy Biz Worldwide Limited of US$3,136,890.

•

Aggregate net expenses from mould manufacturing to Playwell Industry Ltd. of US$ 34,211.

•

Aggregate royalty income from Guangzhou Playwell Trading Co. Ltd. of US$234,283.Other income from Toy Biz Worldwide Limited of US$74,228.

•

Other income from New Adventures Corporation of US$ 25,273.

•

Other income from Playwell Industry Ltd. of US$ 20,500.

•

Other expenses payable to Playwell Industry Ltd. of US $6,051.

•

Purchase of Fixed asset from Playwell Industry Ltd. of US$ 7,377.

During 2005, Grand US and its subsidiaries were engaged in transactions in the ordinary course of business with the following companies owned or controlled by Mr. Hsieh:

•

Purchase of products from Toy Biz Worldwide Limited with an aggregate value of US$1,612,472.

•

Purchases of products from Zizzle (Hong Kong) Limited with an aggregate value of US$ 480,000.

•

Aggregate commissions paid to Toy Biz Worldwide Limited of US$19,429.

•

Aggregate commissions paid to Zizzle (Hong Kong) Limited of US$797.

During 2005, Hua Yang and its subsidiaries were engaged in transactions in the ordinary course of business with the following companies owned or controlled by Mr. Hsieh:

•

Aggregate sales to Toy Biz Worldwide Limited of US$5,744,435.

•

Aggregate sales to Playwell Industry Ltd. of US$405,465.

•

Aggregate sales to Zizzle (Hong Kong) Limited of US$464,732.

•

Aggregate rental income from Playwell Industry Ltd. of US$ 55,561

During 2005, Kord and its subsidiaries were engaged in transactions in the ordinary course of business with the following companies owned or controlled by Mr. Hsieh:

•

Aggregate sales to Playwell Toy S.A. of US$444,674

•

Aggregate sales to Playwell International Company L.L.C. of US$16,592

•

Aggregate sales to China Retail Management of US$14,424.

As noted under “Issue of Debentures” above, Centralink, a company wholly beneficially owned by Mr. Hsieh, assisted in the financing of the Company’s acquisition of IPI in March 2005 by means of the Exchangeable Note.

In addition, CBIL, a company wholly beneficially owned by Mr. Hsieh, sold the entire issued share capitals of Hua Yang and Kord to the Company in December 2005 for a net purchase price of US$41,601,000.  Such net purchase price was satisfied by issuing to CBIL 10,840,598 Series “B” Convertible Preference Shares. Since the Company, Hua Yang and Kord were under common-control by Mr. Hsieh prior to the Company’s acquisition of Hua Yang and Kord, a deemed dividend of US$12,751,758 resulted for the year ended 31st December, 2005. Such deemed dividend was determined as being the market value of the Series “B“Convertible Preference Shares on the date of the public announcement of the transaction (November 30, 2005), net of US$2,399,000, representing intercompany indebtedness between the Company and its subsidiaries on the one hand and Hua Yang and Kord and their respective subsidiaries on the other hand, and CBIL’s original aggregate acquisition cost for Hua Yang and Kord of US$31,247,000.

In conjunction with Cornerstone’s acquisition of Kord Holdings, Inc. from Li San Tung in June 2004, Cornerstone issued a promissory note to Mr. Li in the principal amount of HK$23.3 million (US$3.0 million) which is convertible into 746,795 Grand ADSs that are owned by a Cornerstone subsidiary.  Subsequent to the acquisition of Kord, on March 14, 2005, audited accounts revealed a purchase price adjustment which resulted in Cornerstone issuing an additional promissory note to Mr. Li in the principal amount of HK$2,243,941 (US$288,000) which is convertible into 71,921 Grand ADSs owned by a Cornerstone subsidiary.  These promissory notes have a maturity date of July 30, 2006.  As of November 15, 2006, Mr. Li has not exercised the notes and converted them into Grand ADSs.

Other than the transactions noted above, no contract of significance to which the Company or any of its subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Date: November 29, 2006

On behalf of the Board

/s/ Elliot L. Bier

Elliot L. Bier

CHAIRMAN

GRAND TOYS INTERNATIONAL LIMITED AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Grand Toys International Limited

We have audited the accompanying consolidated balance sheets of Grand Toys International Limited and subsidiaries (the “Company”) as of December 31, 2005 and 2004 and the related consolidated statements of operations, shareholders’ equity and comprehensive income and cash flows for each of the three years in the period ended December 31, 2005.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Grand Toys International Limited and subsidiaries as of December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 24 to the financial statements, the Company is in the process of discontinuing the operations of a subsidiary manufacturing moulds in the People’s Republic of China and certain toy and toy related products distribution in the United States of America and Canada.   In addition, the Company undergoes loans refinancing with financial institutions and its major shareholder.

/s/DELOITTE TOUCHE TOHMATSU

Hong Kong

November 15, 2006

Financial Statements

Consolidated Balance Sheets

[F3 - F4]

Consolidated Statements of Operations

[F5 - F6]

Consolidated Statements of Shareholders' Equity and Comprehensive Income

[F7-F8]

Consolidated Statements of Cash Flows

[F9 - F10]

Notes to Consolidated Financial Statements

[F11-F59]

GRAND TOYS INTERNATIONAL LIMITED

Part I. – Financial Information

Item 1.  Consolidated Financial Statements

Consolidated Balance Sheets

	December 31, 2005	December 31, 2004
		(as restated)
Assets

Current assets:
Cash and cash equivalents	$4,688,246	$8,523,656
Pledged bank deposit	27,048	597,464
Investment securities (note 2(l))	6,387	31,859
Accounts receivable (net of allowance for
doubtful accounts of $4,643,598; 2004 - $4,394,673)	27,457,316	17,844,344
Inventory (note 2(h))	20,335,067	11,008,050
Due from related companies (note 20)	3,516,518	5,625,200
Note receivable (note 4)	266,312	138,440
Deferred tax asset (note 12 (c))	-	-
Income tax recoverable	88,715
Prepaid royalties (note 2(i))	2,024,993	2,251,695
Other prepaid expenses and current assets (note 5)	3,728,655	2,405,439
Total current assets	62,139,257	48,426,147

Fixed assets, net (note 6)	21,096,642	18,050,231

Goodwill (note 2(m))	26,017,533	29,197,018

Prepaid land lease (note 2(i))	89,787	60,814

Intangibles, net (note 7)	9,040,576	10,013,483

Note receivable (note 4)	244,464	400,396

Total assets	$118,628,259	$106,148,089

GRAND TOYS INTERNATIONAL LIMITED

Consolidated Balance Sheets

	December 31, 2005	December 31, 2004
		(as restated)
Liabilities and Shareholders' Equity

Current liabilities:
Bank indebtedness (note 8)	$22,342,696	$12,629,046
Trade accounts payable	16,938,467	10,339,909
Accrued payroll and related costs	2,105,788	1,065,469
Other accounts payable and accrued liabilities	10,133,977	9,188,553
Obligations under capital leases (note 9)	2,404,573	2,413,167
Due to related parties (note 20)	2,828,705	3,264,041
Income taxes payable	633,941	515,180
Total current liabilities	57,388,147	39,415,365

Long term debt (note 8)	5,110,663	788,992

Note payable (note 22)	703,964	-

Deferred tax (note 12 (c))	3,311,252	3,079,309

Obligations under capital leases (note 9)	3,452,152	4,434,073

Commitments and contingencies (notes 17 and 18)

Shareholders' equity:
Capital stock (note 10):	2,120,360	2,026,346
Voting ordinary shares, $0.13 par value
100,000,000 ordinary shares authorized
16,310,467 ordinary shares issued and outstanding
(2004 – 15,587,282)
Preference stock (note 10)
2,000,000 Series A preference shares , $0.13 par value
(2004 – Nil)	260,000	-
10,840,598 Series B preference shares , $0.13 par
value (2004 –Nil)	1,409,278	-
Deferred non-voting stock (note 10)
2 deferred non-voting share, $0.13 par value	-	-

Additional paid-in capital	69,826,118	50,331,294
(Accumulated loss) retained earnings	(25,549,243)	5,777,153
Accumulated other comprehensive income-
cumulative currency translation adjustment	595,568	295,557
Total shareholders’ equity	48,662,081	58,430,350

Total liabilities and shareholders' equity	$118,628,259	$106,148,089

See accompanying notes to audited consolidated financial statements.

GRAND TOYS INTERNATIONAL LIMITED

Consolidated Statement of operations

Years ended December 31
	2005	2004	2003
		(as restated)

Net sales
- External	$120,792,623	$59,722,236	$14,806,468
- Affiliated companies	10,536,906	15,810,635	24,568,970
Total net sales	131,329,529	75,532,871	$39,375,438

Cost of goods sold	99,506,552	60,458,768	33,538,951
Gross profit	31,822,977	15,074,103	5,836,487

Other operating income	(1,918,250)	(482,312)	(896,023)

Operating costs and expenses:
General and administrative	23,492,605	9,490,171	2,141,280
Selling and distribution expenses	9,886,407	3,317,275	638,498
Depreciation and amortization	2,697,431	1,564,595	398,478
Impairment on intangible assets and goodwill	12,487,867	-	-
Total operating costs and expenses	48,564,310	14,372,041	3,178,256

Operating (loss) income	(14,823,083)	1,184,374	3,554,254

Non-operating expense (income):
Interest expense	1,937,524	464,048	23,835
Interest income	(53,310)	(45,065)	(5,051)
Impairment loss on investment securities	25,477	31,785	-
Total non-operating expense (income)	1,909,691	450,768	18,784

(Loss) earnings before income taxes	(16,732,774)	733,606	3,535,470

Income taxes:
Current	549,521	727,385	536,045
Deferred	(313,591)	65,106	(22,705)
Total income taxes	235,930	792,491	513,340

Net (loss) earnings from continuing operations	(16,968,704)	(58,885)	3,022,130
Discontinued operations:
Earnings from operations of distributed
subsidiaries	-	-	1,239,236

(Loss) earnings from operations	$(16,968,704)	$(58,885)	$4,261,366

Dividends (note 10(h))	(14,357,692)	-	-

Net (loss) earnings available to ADS shareholders	$(31,326,396)	$(58,885)	$4,261,366

See accompanying notes to audited consolidated financial statements.

GRAND TOYS INTERNATIONAL LIMITED

Consolidated Statement of Operations, continued

Years ended December 31
	2005	2004	2003
		(as restated)
(Loss) earnings per American Depositary
Shares (“ADS”):

Weighted average ADS outstanding:
Basic	16,137,667	12,092,592	10,000,000
Diluted	18,191,015	12,807,160	10,000,000
Net (loss) earnings - Continuing operations:
Basic	$(1.94)	$(0.00)	$0.30
Diluted	(1.94)	(0.00)	N/A
Net earnings - Discontinued operations:
Basic	-	-	0.13
Diluted	-	-	N/A
Net (loss) earnings available to ADS
shareholders
Basic	(1.94)	(0.00)	0.43
Diluted	(1.94)	(0.00)	N/A

N/A refers to not applicable

See accompanying notes to audited consolidated financial statements.

GRAND TOYS INTERNATIONAL LIMITED

Consolidated Statements of Shareholders’ Equity and Comprehensive Income

					Accumulated
			Additional		other
	Preference	Capital	Paid in	Retained	comprehensive
	Stock	Stock	Capital	Earnings	income	Total

January 01, 2003	$-	$13	$-	$24,382,458	$286	$24,382,757

Net earnings for
the period				4,261,366		4,261,366
Foreign currency
adjustment					21,514	21,514
Total comprehensive
income				4,261,366	21,514	4,282,880

Distribution of
subsidiaries to
holding companies				(22,807,786)		(22,807,786)
December 31,
2003	-	13	-	5,836,038	21,800	5,857,851
Share purchase
on merger		2,025,418	26,628,377			28,653,795

Hua Yang and Kord
acquisition			23,699,206			23,699,206
Net earnings for
the period				(58,885)		(58,885)
Foreign currency
adjustment					273,757	273,757
Total Comprehensive
income				(58,885)	273,757	214,872

ADSs issued
on option exercises		915	5,633			6,548

Compensation
expense			(1,922)			(1,922)
December 31,
2004, as restated	-	2,026,346	50,331,294	5,777,153	295,557	58,430,350

Net loss for
the period				(16,968,704)		(16,968,704)
Foreign currency
adjustment					300,011	300,011
Total comprehensive
income				(16,968,704)	300,011	(16,668,693)

Issue of (note 10):
Series A
Preference
Shares	260,000	92,031	10,540,757			10,892,788
Series B
Preference
Shares	1,409,278		8,943,273			10,352,551

Dividends on (note 10):
Series A
Preference
Shares				(571,198)		(571,198)
Deemed dividend				(991,426)		(991,426)
Series B
Preference
Shares				(43,310)		(43,310)
Deemed dividend				(12,751,758)		(12,751,758)

ADSs issued
on option
exercises		1,983	15,130			17,113

Compensation
expense			(4,336)			(4,336)
December 31,
2005	$1,669,278	$2,120,360	$69,826,118	$(25,549,243)	$595,568	$48,662,081

See accompanying notes to audited consolidated financial statements.

GRAND TOYS INTERNATIONAL LIMITED

Consolidated Statements of Cash Flows

For the years ended December 31
	2005	2004	2003
		(as restated)
Cash flows from operating activities:
Net (loss) earnings from continuing operations	$(16,968,704)	$(58,885)	$3,022,130
Adjustments for:
Depreciation and amortization – General and administrative	2,697,431	1,564,595	398,478
Depreciation and amortization – Cost of goods sold	3,172,113	1,445,179	39,206
Impairment loss and write off of fixed assets	765,712	-	-
Impairment on intangible and goodwill	12,487,867	-	-
Income taxes	549,521	727,385	536,045
Deferred income taxes	(313,591)	65,106	(22,705)
Product development write-off	-	7,790	-
Assets write-off	203,834	2,217	-
(Gain) loss on disposal of fixed assets	(131,224)	129,586	20,452
Compensation expense	(4,336)	(1,922)	-
Impairment loss on investment securities	25,477	31,785	-
Net change in operating working capital
items (note 14)	(6,985,030)	(9,959,611)	(2,977,037)
Net cash (used for) provided by operating activities
from continuing operations	(4,500,930)	(6,046,775)	1,016,569
Net cash provided by operating
activities from discontinued operations	-	-	2,747,246
Net cash (used for) provided by operating activities	(4,500,930)	(6,046,775)	3,763,815

Cash flows from investing activities:
Proceeds from disposal of equipment	180,149	579	21,160
Decrease (increase) in pledged time deposit	570,484	(597,464)	-
Acquisition of business, net of cash acquired	(7,546,084)	1,268,786	-
Settlement of note receivable	827,017	-	-
Increase in other assets	-	(356,524)	-
Settlement of note receivable	-	63,301	-
Increase in intangibles	(3,244)	(20,428)	-
Additions to equipment and leasehold improvements	(2,583,542)	(2,971,297)	(449,291)
Net cash used for investing activities
from continuing operations	(8,555,220)	(2,613,047)	(428,131)
Net cash used for investing activities
from discontinued operations	-	-	(33,887)
Net cash used for investing activities	(8,555,220)	(2,613,047)	(462,018)

Cash flows from financing activities:
Increase (decrease) in bank indebtedness	12,814,943	7,191,161	(2,615,643)
Repayment of bank indebtedness	(2,100,000)	-	-
Decrease in amount due to ultimate holding company		1,050,535
Issuance of share capital on merger	-	8,700,000	-
Repayment of obligation under a capital lease	(2,829,052)	(1,400,221)	(54,218)
Proceeds from ADSs exercise	17,113	1,914	-
Increase (decrease) in trust receipt loans	1,199,401	(235,985)	-
Other	118,335	(45,636)	33,570
Net cash provided by (used for) financing activities
from continuing operations	9,220,740	15,261,768	(2,636,291)
Net cash provided by (used for) financing activities
from discontinued operations	-	-	(8,594,624)
Net cash provided by (used for) financing activities	9,220,740	15,261,768	(11,230,915)

Net (decrease) increase in cash and cash equivalents	(3,835,410)	6,601,946	(7,929,118)
Cash and cash equivalents, beginning of period	8,523,656	1,921,710	9,850,828
Cash and cash equivalents, end of period	$4,688,246	$8,523,656	$1,921,710

See accompanying notes to audited consolidated financial statements.

Supplemental disclosure of cash flow information (note 15) and major non-cash transactions (note 16)

GRAND TOYS INTERNATIONAL LIMITED

Notes to audited Consolidated Financial Statements

Grand Toys International Limited (the “Company”), a Nasdaq SmallCap listed company, is organized under the laws of the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”). The Company’s main operating subsidiaries are Hua Yang Holdings Co., Ltd. (“Hua Yang”), Kord Holdings, Inc. (“Kord”), and Playwell International Limited (“Playwell”), which are organized under the laws of Hong Kong, and Grand Toys International, Inc. (“Grand US”), which is organized under the laws of Nevada, United States of America (“US”).  The Company, through its Hong Kong, US and Canadian operating subsidiaries, develops, manufactures and distributes toy and toy related products, prints and assembles books and specialty packaging and manufactures, distributes paper party goods and other licensed products throughout the world.

The Company was formerly a subsidiary of Grand US.  It became the parent of Grand US on August 16, 2004, pursuant to a reorganization merger.  Immediately after the reorganization merger, the Company acquired Playwell.  For accounting purposes, the acquisition has been accounted for as a reverse acquisition, in which Playwell was the acquirer.

On March 1, 2005, Grand US acquired International Playthings Inc. (“IPI”), a New Jersey, US toy distributor (see note 22(b)).  The operating results for IPI have been included in the consolidated results of the Company since March 1, 2005.

On December 23, 2005, the Company purchased the shares of Hua Yang and Kord, which were owned by Cornerstone Beststep International Limited (“Cornerstone Beststep”), a subsidiary of Cornerstone Overseas Investments Limited (“Cornerstone”).  Hua Yang and Kord were acquired by Cornerstone on May 24, 2004 and June 18, 2004, respectively, and were subsequently transferred to Cornerstone Beststep.  The Company, Hua Yang and Kord were under the common control of the Company’s main shareholder, Jeff Hsieh, who owned beneficially 62% of the Company’s outstanding shares and was the sole beneficial owner of Hua Yang and Kord.  The purchase method of accounting for the business combination was used; however, due to the common control of the entities, the Company has restated its financial statements back to the date of common control as if Hua Yang and Kord were part of the Company on the dates that they were acquired by Cornerstone (see note 22(c)). Under this method of accounting, the excess of the value paid to Cornerstone Beststep over the original cost of Hua Yang and Kord is reflected as a non-recurring deemed dividend in the 2005 financial statements. Further, the Company’s acquisition costs are treated as restructuring costs and recorded as an expense in the 2005 financial statements.

Through Hua Yang, on February 1, 2005 the Company acquired Eastern Raiser, a PRC company which engages in the printing and assembling of books and specialty packaging (see note 22(a)).

 Except as otherwise indicated, references to the Company include Grand Toys International Limited and its subsidiaries and the variable interest entities in which the Company is deemed to be the primary beneficiary.

Consolidated principal subsidiaries and variable interest entities at December 31, 2005 are as follows:

		Proportion ownership
	Place of	Interest held by the
	incorporation	Company
	registration and	Directly	Indirectly	Principal
Name of subsidiary	Operations	%	%	activities
Playwell International Limited:		100	-	Investment holding
Great Wall Alliance limited	British Virgin Islands	-	100	Playwell registration
Asian World Enterprises Co. Limited	Belize	-	100	Licenses holding
Hong Kong Toy Center Limited	Hong Kong	-	100	Distribution
Gatelink Mould Engineering Limited	Hong Kong	-	100	Manufacturing of moulds
Grand Toys International Inc:	United States	100	-	Distribution
Grand Toys (US) Ltd	United States	-	100	Investment holding
Grand Toys Ltd	Canada	-	100	Distribution
Ark Creations, Inc	United States	-	100	Dormant
Grand Toys (HK) Limited	Hong Kong	-	100	Distribution
International Playthings Inc.	United States	-	100	Distribution

Hua Yang Holdings Co., Limited:	Cayman Islands	100	-	Investment holding
Hua Yang Printing Holdings Company Limited	Hong Kong	-	100	Printing operations
Dong Guan Hua Yang Printing Products	People’s Republic	-	100	Factory
Company Ltd	of China
Shenzhen Hua Yang Printing Products	People’s Republic	-	100	Factory
Company Ltd	of China
Hua Yang (UK) Limited	United Kingdom	-	100	Sales liaison
Hua Yang USA, Inc	United States	-	100	Sales liaison

Kord Holdings, Inc.:	British Virgin Islands	100	-	Investment holding
Kord Printing Company Limited	Hong Kong	-	100	Printing operations
Kord Gifts Manufactory Limited	Hong Kong	-	100	Printing operations
Kord Plastic Manufactory Company Limited	Hong Kong	-	100	Printing operations
Kord Party Favour Manufactory Limited	Hong Kong	-	100	Printing operations

Variable Interest entities
Kord (Qing Xin) Packing products Limited	People’s Republic	-	100	Subcontracting work for
	of China			printing operations
Dongguan Kord Packing products Limited	People’s Republic	-	100	Sales and
	of China			manufacturing
QingXin Kord Gifts Manufactory	People’s Republic	-	97	Subcontracting
Company Limited	of China			work
Sun Tat Toys Manufactory	Hong Kong	-	100	Subcontracting
				work
Sun Tat Toys Factory	People’s Republic	-	100	Subcontracting
	of China			work
Sun Tat Plastic Manufactory	Hong Kong	-	100	Subcontracting
				work
Sun Tat Plastic Factory	People’s Republic	-	100	Subcontracting
	of China			work

1.

Restatement of prior year consolidated financial statements:

The Company acquired the shares of Hua Yang and Kord on December 23, 2005 from a related company, which was under the common control of the Company’s majority shareholder, Jeff Hsieh Cheng.  As a result of the transaction, the Company’s consolidated financial statements for the year 2004 presented have been restated by including the results of the two subsidiaries as if they had been part of the consolidated group since the date that they were acquired by Cornerstone.

Following is a summary of significant balance sheet and income statement captions, earnings per share and also statements of shareholders’ equity and comprehensive income before and after the restatement:

(a)

Consolidated Balance Sheet:

	December 31, 2004
	As restated	As originally reported
Current assets	$48,426,147	$20,456,349
Fixed assets, net	18,050,231	2,251,824
Prepaid land lease	60,814	-
Goodwill	29,197,018	14,736,315
Intangibles, net	10,013,483	6,627,184
Note receivable	400,396	-
Total assets	$106,148,089	$44,071,672

Current liabilities	39,415,365	7,420,313
Deferred tax	3,079,309	1,381,167
Long term Debt	788,992	-
Obligations under capital leases	4,434,073	-
Total liabilities	$47,717,739	$8,801,480
Shareholders’ equity
Capital stock	2,026,346	2,026,346
Additional paid-in capital	50,331,294	26,632,088
Retained earnings	5,777,153	6,344,586
Accumulated other comprehensive income- cumulative
currency translation adjustment	295,557	267,172
Total shareholders’ equity	58,430,350	35,270,192
Total liabilities and shareholders’ equity	$106,148,089	$44,071,672

(b)

Consolidated Statement of Operations and earnings per share

	For the year ended December 31, 2004
	As restated	As originally reported
Net sales	$75,532,871	$29,464,959
Cost of goods sold	60,458,768	21,627,695
Gross profit	15,074,103	7,837,264

Other operating income	(482,312)	(304,842)
Total operating costs and expenses	14,372,041	7,099,774
Operating income	1,184,374	1,042,332
Non-operating expenses (income)	450,768	(14,307)
Earnings before income taxes	733,606	1,056,639
Income taxes	792,491	548,091
Net (loss) earnings from continuing operations	(58,885)	508,548
Earnings per ADS:
Net (loss) earnings available to ADS shareholders
- basic	$0.00	$0.04
- diluted	0.00	0.04

(c)

Consolidated Statement of Shareholders’ equity and comprehensive income

		December 31, 2004
	$	As restated	$	As originally reported
Capital stock		2,026,346		2,026,346
Additional paid-in capital		50,331,294		26,632,088
Retained earnings		5,777,153		6,344,586
Accumulated other comprehensive income		295,557		267,172
Total shareholders’ equity		58,430,350		35,270,192

(d)

Consolidated Statement of Cash Flows

		For the year ended December 31, 2004
	$	As restated	$	As originally reported
Net cash used for operating activities		(6,046,775)		(1,109,320)
Net cash used for investing activities		(2,613,047)		(2,065,091)
Net cash used provided by financing activities		15,261,768		7,138,008
Net increase in cash and cash equivalents		6,601,946		3,963,597
Cash and cash equivalents, beginning of period		1,921,710		1,921,710
Cash and cash equivalents, end of period		8,523,656		5,885,307

2.

Significant accounting policies:

a)

Principles of consolidation:

The consolidated financial statements include the financial statements of the Company and all its majority-owned subsidiaries and the variable interest entities in which the Company is deemed to be the primary beneficiary. All significant intercompany accounts, transactions and cash flows have been eliminated on consolidation.

b)

Revenue recognition:

Sales are recognized at the time of transfer of ownership, which is generally upon the shipment of products.  The Company estimates liabilities and records provisions for customer allowances as a reduction of revenue when such revenue is recognized.

Net sales include gross revenues, freight charged to customers and FOB commissions, net of allowances and discounts such as defectives, returns, volume rebates, cooperative advertising, cash discounts, customer fines, new store allowances, markdowns, freight and warehouse allowances.

Cooperative advertising expense for the years ended December 31, 2005, 2004 and 2003 were $420,215, $60,146 and $nil, respectively, and are shown as a reduction of gross sales in the financial statements.

Slotting fees are recorded as a deduction of gross sales. These fees are determined annually on a customer by customer basis.

c)

Cost of goods sold:

Cost of goods sold includes cost of merchandise, royalties, duties, brokerage fees, inbound freight, packaging, product development, provision on slow-moving inventory, mould amortization and depreciation on manufacturing equipment.

d)

General and administrative costs:

General and administrative costs include rent, insurance costs, administrative salaries and related costs, travel and entertainment, utilities, courier, repairs and maintenance, communications expenses, office supplies, professional fees, dues and memberships, bank charges and property taxes.

e)

Selling and distribution expenses:

Selling and distribution expenses include sales salaries and fringe benefits, sales commissions, advertising and promotion and outbound shipping and handling costs.

For the years ended December 31, 2005, 2004 and 2003, freight out was $4,337,258, $2,217,339 and $304,610, respectively.

Media advertising expense for the years ended December 31, 2005, 2004 and 2003 were $478,877, $48,265 and $7,992, respectively.

f)

Earnings per American depositary share (“ADS”):

In accordance with Financial Accounting Standards Board Statement (“SFAS”) No. 128, the weighted average shares outstanding, for purposes of presenting comparative earnings per ADS, is retroactively restated to January 1, 2002 in order to reflect the recapitalization that occurred on August 16, 2004.  Each ADS represents beneficial ownership interest in one ordinary share of the Company.

i)

Basic earnings per ADS are determined by dividing the weighted average number of ADSs outstanding during the period into net earnings.

ii)

Diluted earnings per ADS give effect to all potentially dilutive ADSs that exist at the balance sheet date.  The weighted average number of ADS outstanding is adjusted to include the number of additional ADS that would have been outstanding if the dilutive potential ADS had been issued.

g)

Trade receivables:

Trade accounts receivable are recorded at the invoiced amount and do not bear interest.  The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable.  The Company determines the allowance based on historical write-off experience.  The Company reviews its allowance for doubtful accounts monthly.  Past due balances over 90 days and over a specified amount are reviewed individually for collectibility.  Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.  The Company does not have any off-balance sheet credit exposure related to its customers.

h)

Inventory:

Inventory, consisting of raw materials, work in progress and finished goods, is valued at the lower of cost, determined by the first in, first out method or market value.

	December 31,
	2005	2004
		(as restated)

Raw materials	$6,893,270	$6,929,000
Work in Progress	5,718,946	5,254,338
Finished goods	11,631,375	2,757,349
Less provision	(3,908,524)	(3,932,637)
	$20,335,067	$11,008,050

i)

Prepaid expenses:

Prepaid expenses primarily include insurance, advances on inventory purchases, current portion of royalties and real estate taxes.  Insurance costs are written off over the term of the respective policies.

Prepaid royalties relate to licensing agreements for properties licensed from third parties, including character licenses.  Some of these contracts extend for up to four years.  Total expense for the years ended December 31, 2005, 2004 and 2003 was $2,625,226 $309,578 and $166,178, respectively.  For the years ended December 31, 2005, 2004 and 2003, in the consolidated statements of operations, $1,277,222, $247,430 and $166,178, respectively, is shown as part of cost of goods sold, and $1,348,004, $62,148 and $nil, respectively, is shown as part of general and administrative expenses. The amounts expected to be recognized in the statement of operations during the fiscal years ending December 31, 2006, 2007, 2008 and 2009 are $964,406, $436,024, $366,703 and $257,860, respectively.

Prepaid property taxes are amortized on a straight-line basis over the period to which they relate.  The amount expected to be recognized in the statement of operations during 2006 is $5,374.

Prepaid land lease payments are stated at cost less accumulated amortization.  Amortization is provided over the term of the lease on a straight- line basis.

j)

Fixed assets:

Fixed assets are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated on a straight-line basis over the estimated useful lives of the assets. If an item is discontinued, the unamortized portion is written off immediately.  During 2005, approximately $969,546 of unamortized moulds for discontinued products were written off.  The maximum estimated useful lives of the assets are as follows:

Asset	Useful Lives (in years)

Building	50
Leasehold improvements	3 - 10
Plant & machinery	10
Motor vehicles	3-4
Furniture, fixtures and equipment	3 – 5
Moulds and loose tools	2 - 5

During 2005, the Company revised the estimated useful life of the moulds in order to properly approximate the remaining useful life of these assets, which was based on the revised license term. The additional depreciation resulting from this change is approximately $52,020.

k)

Leased assets:

Leases are classified as finance leases when the terms of the lease transfer substantially all the risks and rewards of ownership of the assets concerned to the Company.  Assets held under finance leases are capitalized at their fair values at the date of acquisition.  The corresponding liability to the lessor, net of interest charges, is included in the balance sheet as a finance lease obligation.  Finance costs, which represent the difference between the total leasing commitments and the fair value of the assets acquired, are charged to the income statement over the period of the relevant lease so as to produce a constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

All other leases are classified as operating leases and the annual rentals are charged to the income statement on a straight-line basis over the relevant lease term.

l)

Investment securities:

Investment securities represented investment in listed securities, which the Company has classified as trading securities. Securities classified as trading securities are stated at fair value with unrealized gains and losses credited or charged to the consolidated statement of operations. Realized gains and losses on the sale of the trading securities are determined using the specific-identification method and are reflected in other income (expenses).

	December 31,
	2005	2004
		(as restated)

Equity securities listed in United states	$6,387	$31,859

Investment securities in 2004 represented 634,921 ordinary shares of a company incorporated in the United States whose shares are listed on The NASDAQ National Market in the United States of America.  At 31 December 2005 and 2004, the fair value of this investment, as determined based on the quoted market price which was approximately $6,387 and $31,859, respectively.  In the years ended December 31, 2005 and 2004, an impairment loss of approximately $25,477 and $31,785, respectively was recognized.

m)

Goodwill:

Goodwill represents the excess of costs over fair value of assets of businesses acquired.  The Company adopted the provisions of SFAS No. 142, Goodwill and Other Intangible Assets.  Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142.  SFAS No. 142 also requires that intangible assets with finite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-lived Assets.

			For the years ended December 31,
		Date of	2005	2004
Reporting units	Company acquired	Acquisition		(as restated)

Printing services	Hua Yang	May 24, 2004	$13,102,610	$13,102,610
	Eastern Raiser	February 1, 2005	5,185,174	-
	Sub-total		18,287,784	13,102,610
Party Gift	Kord	June 30, 2004	1,358,093	1,358,093
North America	Grand	August 16, 2004	14,726,933	14,736,315
distribution
	IPI	March 1, 2005	2,170,723	-
	Sub-total		16,897,656	14,736,315
	Impairment		(10,526,000)	-
			6,371,656	14,736,315

Total			$26,017,533	$29,197,018

The management evaluated the impairment of goodwill in two steps: (1) the identification of potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill and (2) the measurement of the amount of goodwill impaired by comparing the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill and recognizing a loss by the excess of the latter over the former.  For assessment of impairment loss, the Company will measure fair value based either on internal models or independent valuations.

The annual test performed under SFAS No. 142 during 2005 resulted in $10,526,000 of impairment of goodwill relating to the goodwill attributable to the North America distribution  due to a reduction in sales forecast for certain product lines held by this reporting unit.

n)

Intangibles:

Intangibles are carried at cost less accumulated amortization. Amortization is calculated on a straight-line basis over the estimated useful lives of the assets. The maximum estimated useful lives of the assets are as follows:

Asset	Useful Lives (in years)

License	5
Distribution network	10
Customer relationship	7-15
Trade name for IPI	4-10
Trade name for Grand US	Indefinite
Trademark	6-7
Other acquired rights	0-15

o)

Impairment of long-lived assets:

The Company evaluates the recoverability of long-lived assets with finite lives in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.  SFAS No. 144 requires long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortization, to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset.  If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. During 2005, approximately $2,727,579 of assets was impaired, consisting of:

Asset	Amount
License	$1,961,867
Moulds	765,712
Total	$2,727,579

Goodwill and intangible assets not subject to amortization are tested annually for impairment, and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired.   An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value.

p)

Incomes taxes:

The Company follows the asset and liability method of accounting for income taxes.  Under the asset and liability method, the change in the net deferred tax asset or liability is included in the computation of net income.  Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.  Deferred tax assets are evaluated and, if realization is not considered to be “more likely than not”, a valuation allowance is provided.

q)

Foreign currency translation:

All transactions in currencies other than functional currencies during the year are translated at the exchange rates prevailing on the respective transaction dates.  Monetary assets and liabilities existing at the balance sheet date denominated in currencies other than functional currencies are measured at the exchange rates existing on that date.  Exchange differences are recorded in the consolidated statement of operations.

The functional currencies of the Company and its subsidiaries and variable interest entities include Renminbi, Canadian dollars, United States dollars or Hong Kong dollars.  The consolidated financial statements of the Company are presented in United States dollars.  The financial statements of the Company and all of its subsidiaries and variable interest entities with functional currencies other than the United States dollars, the reporting currency, are translated in accordance with SFAS No. 52, “Foreign Currency Translation”.  All assets and liabilities are translated at the rates of exchange ruling at the balance sheet date and all income and expense items are translated at the average rates of exchange over the year.  All exchange differences arising from the translation of financial statements are recorded as a component of accumulated other comprehensive income

r)

Employee stock option plan:

The Company accounts for its employee stock option plans in accordance with the provisions of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees.  As such, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price.  SFAS No. 123, Accounting for Stock-Based Compensation, allows entities to continue to apply the provisions of APB Opinion No. 25 and requires pro-forma net earnings and pro-forma earnings per share disclosures for employee stock option grants as if the fair-value-based method defined in SFAS No. 123 had been applied.

The disclosure under SFAS No. 123 (as amended by SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure) are as follows:

For the years ended December 31,
	2005	2004		2003

Net (loss) earnings available to ADS	$(31,326,396)	508,548		$4,261,366
shareholders as originally stated
Less: restated amount for income from Kord
and Hua Yang	-	(567,433)		-
Net (loss) earnings available to ADS	(31,326,396)	(58,885)		4,261,366
shareholders, as restated
Add compensation income cost resulting from:
Application of variable accounting to
modified awards under APB Opinion
No. 25	(4,336)	(1,922)		-
Application of fair value method under
SFAS 123	(434,504)	(394,240)		N/A
Pro forma net loss	$(31,765,236)	(455,047)		N/A
Reported net loss per ADS
Basic	$(1.94)	$(0.00)		$0.43
Diluted	(1.94)	(0.00)		N/A
Pro forma net loss per ADS
Basic	$(1.97)	$(0.04)	$	N/A
Diluted	(1.97)	(0.04)		N/A

s)

Comprehensive income:

Comprehensive income consists of net income and cumulative currency translation adjustments and is presented in the consolidated statements of shareholders’ equity and comprehensive income.

t)

Variable interest entities:

Under US GAAP, when an entity holds a variable interest in another entity and that entity does not have sufficient equity or the equity security lacks decision-making authority or the rights to expected residual returns or exposure to expected losses, the entity is required to consolidate this variable interest entity (“VIE”) under FASB Interpretation No. 46 “Consolidation of Variable Interest Entities” (“FIN46R”).  Consolidation under the variable interest model does not consider voting rights or governance provisions and does not require the ownership of any common stock.  Where FIN46R is applicable, the holder of a variable interest(s) that shares in the majority of the economic risks and rewards (measured using the expected losses and expected residual returns of the VIE) must consolidate the VIE.

On December 23, 2005, the Company acquired Kord which together with its subsidiaries is principally engaged in trading and manufacturing of party products and accessories.  As Kord does not directly own resources to perform the manufacturing process of the party products and accessories, it subcontracts the manufacturing process to five entities which were established in the PRC and are beneficially owned by the related companies of the Company.  During the manufacturing process, Kord will provide the machinery and inventories to these entities and also reimburse the direct overhead costs incurred by these PRC entities by means of subcontracting fee.  Hence, the losses incurred by these entities are expected to be absorbed by Kord as a result of the sub-contracting arrangement.  In view that Kord is the primary beneficiary of these entities and also will absorb the expected losses incurred by these entities, the Company has consolidated these entities since the date that Cornerstone acquired Kord, i.e. July 1, 2004.

u)

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of certain assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities as of and during the reporting periods.  Significant items subject to such estimates and assumptions include the carrying amount of goodwill, fixed assets, intangibles, valuation allowances for receivables, inventories and reserves for warranties and product returns.  Actual results may differ from such estimates.  Differences from those estimates are recorded in the period they become known.

v)

Cash and cash equivalents:

The Company considers all liquid investments with maturities of three months or less when acquired to be cash equivalents.

w)

Recent accounting pronouncements:

In November 2004, the FASB issued SFAS No. 151, Inventory Costs - an amendment of ARB No. 43, Chapter 4.  SFAS No. 151 clarifies the accounting that requires abnormal amounts of idle facility expenses, freight, handling costs, and spoilage costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred on or after July 1, 2005. The Company adopted SFAS No. 151 effective July 1, 2005 and there were no material impacts on the results presented.

In December 2004, the FASB issued SFAS No. 123R, Share-Based Payment.  This statement is a revision to SFAS No. 123 and supersedes APB Opinion No. 25.  This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, primarily focusing on the accounting for transactions in which an entity obtains employee services in share-based payment transactions.  Entities will be required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions).  That cost will be recognized over the period during which an employee is required to provide service, the requisite service period (usually the vesting period), in exchange for the award.  The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models.  If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.   This statement is effective as of the beginning of the first fiscal year that begins after June 15, 2005.  In accordance with the standard, the Company will adopt SFAS No. 123R effective January 1, 2006.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Non-Monetary Assets – an Amendment of APB Opinion No. 29.  SFAS No. 153 amends APB Opinion No. 29, Accounting for Non-Monetary Transactions. The amendments made by SFAS No. 153 are based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged.  Further, the amendments eliminate the exception for non-monetary exchanges of similar productive assets and replace it with a general exception for exchanges of non-monetary asset exchanges that do not have commercial substance.  The provisions in SFAS No. 153 are effective for non-monetary assets exchanges occurring in fiscal periods beginning after June 15, 2005.  Early application of the SFAS No. 153 is permitted. The provisions of this Statement shall be applied prospectively.  The Company adopted SFAS No. 153 effective July 1, 2005 and there were no material impacts on the results presented.

In May 2005, the FASB issues SFAS No. 154, Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3.  This statement supersedes APB Opinion No. 20, Accounting changes and SFAS No. 3, Reporting Accounting changes in Interim Financial Statements.  SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principles, unless it is impracticable to determine the period-specific effects or the cumulative effect of the change.  APB Opinion No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle.  SFAS No. 154 will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes an interpretation of FASB Statement No. 109", or FIN 48. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides accounting guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company will adopt the provisions of FIN 48 on January 1, 2007. The Company is currently in the process of assessing the impact of FIN 48 on its results of operations and financial condition.

3.

Segment information:

(a)  Starting in the third quarter of 2004, the Company reported results of operation under two segments: Manufacturing and Distribution. This was how the Company managed its business and how it classified its operations for planning and measuring performance.  With the acquisition of Hua Yang and Kord as mentioned in note 1, the segment information for 2004 has been restated.  The executive officers of the Company determined that the Company’s operations should be classified into the following segments:

 (1)Manufacturing segments: (i) Hua Yang Printing which prints and assembles books and specialty packaging; (ii) Kord which manufactures and distributes paper party goods and (iii) Gatelink which manufactures moulds. (2) Distribution segment which is defined as the development for sale to both related parties and third parties, and distributes products developed by the Company and third parties.  The Distribution segment is split between (i) North America which consists of Grand US and International Playthings Inc. and (ii) outside North America which defines as “Other” which includes Playwell subsidiaries, Hong Kong Toy Center and Asian World Enterprises.

	For the years ended December 31,
	2005	2004	2003
		(as restated)
Net sales:
Manufacturing - Gatelink	$3,538,053	$3,622,623	$1,939,452
Manufacturing - Hua Yang	83,786,024	60,376,082	-
Manufacturing - Kord	28,901,124	13,548,975	-
Distribution - North America	36,478,857	4,194,948	-
Distribution - Other	12,146,468	22,595,273	38,147,708
Elimination of inter-segment sales	(33,520,997)	(28,805,030)	(711,722)
Total net sales	$131,329,529	$75,532,871	$39,375,438
Operating (loss) income:
Manufacturing - Gatelink	$623,224	$561,554	$515,908
Manufacturing - Hua Yang	3,543,496	(20,291)	-
Manufacturing - Kord	954,507	162,335	-
Distribution - North America	(16,922,303)	(688,703)	-
Distribution - Other	(2,917,555)	2,716,341	3,038,346
Unallocated Corporate	(104,452)	(1,546,861)	-
Total operating (loss) income	(14,823,083)	$1,184,375	$3,554,254
Depreciation and amortization:
Manufacturing - Gatelink	$41,909	$39,788	$39,206
Manufacturing - Hua Yang	2,473,473	1,502,790	-
Manufacturing - Kord	1,285,130	667,761	-
Distribution - North America	1,445,424	297,282	-
Distribution - Other	623,609	502,153	398,478
Unallocated Corporate	-	-	-
Total depreciation and
amortization	$5,869,544	$3,009,774	$437,684
Interest income:
Manufacturing - Gatelink	$-	$-	$-
Manufacturing - Hua Yang	10,421	2,791	-
Manufacturing - Kord	825	194	-
Distribution - North America	20,523	13,879	-
Distribution - Other	7,139	3,100	5,051
Unallocated Corporate	14,402	25,101	-
Total interest income	$53,310	$45,065	$5,051
Interest expense:
Manufacturing - Gatelink	$3	$14	$6
Manufacturing - Hua Yang	1,436,240	408,689	-
Manufacturing - Kord	89,884	27,586	-
Distribution - North America	243,979	14,122	-
Distribution - Other	4,646	13,637	23,829
Unallocated Corporate	162,772	-	-
Total interest expense	$1,937,524	$464,048	$23,835
Income taxes, net:
Manufacturing - Gatelink	$41,920	$157,831	$34,543
Manufacturing - Hua Yang	705,758	92,997	-
Manufacturing - Kord	183,272	151,403	-
Distribution - North America	(435,042)	(50,757)	-
Distribution - Other	(259,978)	441,017	478,797
Unallocated Corporate	-	-	-
Total income taxes, net	$235,930	$792,491	$513,340
Net (loss) earnings from continuing operations:
Manufacturing - Gatelink	$581,301	$857,088	$676,639
Manufacturing - Hua Yang	1,386,442	(550,972)	-
Manufacturing - Kord	682,176	(16,460)	-
Distribution - North America	(16,710,717)	(620,565)	-
Distribution - Other	(2,655,084)	1,811,408	2,345,491
Unallocated Corporate	(252,822)	(1,539,384)	-
Total net (loss) earnings from
continuing operations	$(16,968,704)	$(58,885)	$3,022,130
Earnings from discontinued operations:
Manufacturing - Gatelink	$-	$-	$-
Manufacturing - Hua Yang	-	-	-
Manufacturing - Kord	-	-	-
Manufacturing –Playwell Industry	-	-	1,239,236
Distribution - North America	-	-	-
Distribution - Other	-	-
Unallocated Corporate	-	-	-
Total earnings from
discontinued operations	$-	$-	$1,239,236
Net (loss) earnings from operations:
Manufacturing - Gatelink	$581,301	$857,088	$676,639
Manufacturing - Hua Yang	1,386,442	(550,972)	-
Manufacturing - Kord	682,176	(16,460)	-
Manufacturing –Playwell Industry	-	-	1,239,236
Distribution - North America	(16,710,717)	(620,565)	-
Distribution - Other	(2,655,084)	1,811,408	2,345,491
Unallocated Corporate	(252,822)	(1,539,384)	-
Total net (loss) earnings from
operations	$(16,968,704)	$(58,885)	$4,261,366

Additions to long-lived assets:
Manufacturing - Gatelink	$14,437	$10,300	$29,241
Manufacturing - Hua Yang	1,057,169	1,309,720	-
Manufacturing - Kord	967,031	3,111,126	-
Distribution - North America	2,841,187	6,880,669	-
Distribution - Other	868,999	677,275	420,050
Total additions to long-lived assets	$5,748,823	11,989,090	449,291

Significant non cash items other than depreciation and amortization:
(a) Bad debt expense:
Manufacturing - Gatelink	$-	$-	$-
Manufacturing - Hua Yang	(25,005)	288,033	-
Manufacturing - Kord	-	-	-
Distribution - North America	228,880	189,401	-
Distribution - Other	-	-	-
Unallocated Corporate	-	-	-
Total bad debt expense	$203,875	$477,434	$-
(b) Impairment on intangible, goodwill and long-lived assets:
Manufacturing - Gatelink	$-	$-	$-
Manufacturing - Hua Yang	-	-	-
Manufacturing - Kord	-	-	-
Distribution - North America	12,624,322	-	-
Distribution - Other	629,257	-	-
Unallocated Corporate	-	-	-
Total impairment on assets	$13,253,579	$-	$-
(c) Impairment loss on investment securities:
Manufacturing - Gatelink	-	-	-
Manufacturing - Hua Yang	25,477	31,785	-
Manufacturing - Kord	-	-	-
Distribution - North America	-	-	-
Distribution - Other	-	-	-
Unallocated Corporate	-	-	-
Total impairment loss on investment securities	25,477	31,785	-
Assets:
Manufacturing - Gatelink	$4,470,318	$3,581,113	$2,035,499
Manufacturing - Hua Yang	62,489,281	48,682,590	-
Manufacturing - Kord	14,556,679	13,441,864	-
Distribution - North America	30,418,956	26,876,337	-
Distribution - Other	6,433,915	9,833,793	9,752,436
Unallocated Corporate	259,110	3,776,652	-
Total assets (other than discontinued operation)	$118,628,259	$106,192,349	$11,787,935

Goodwill acquired as a result of the IPI acquisition on March 1, 2005 has been allocated to the Distribution – North America segment of the Company. The goodwill acquired as a result of the acquisitions of Hua Yang and Kord and Eastern Raiser acquisition on May 24, 2004, June 18, 2004 and February 1, 2005, respectively, has been allocated to their respective manufacturing segments.

(b) Geographical information:

Net sales by geographic areas attributable to countries based on the ultimate location of where the products were shipped, are as follows:

	For the years ended December 31,
	2005	2004 (as restated)	2003
US	$57,468,434	$30,349,606	$21,182,664
Europe	33,907,802	22,713,760	8,955,424
Asia	28,568,990	16,975,466	6,238,777
Canada	9,962,644	3,907,474	394,661
Africa	333,456	504,010	92,736
Other	1,088,203	1,082,555	2,511,176
Total net sales	$131,329,529	$75,532,871	$39,375,438

(c) Long-lived assets principally include fixed assets and intangibles, based on their location are as follows:

	2005	2004 (as restated)
PRC	$24,470,195	$21,450,947	$
US	2,282,217	6,365,147
Canada	3,384,809	214,639
Total long-lived assets	$30,137,221	$28,030,733	$

d) Revenue from external customers by product category is summarized as follows:

	For the years ended December 31,
	2005	2004 (as restated)	2003

Books & board games	$27,733,443	$22,069,360	$-
Distributed lines	32,147,813	2,576,948	-
Party products & accessories	28,901,124	13,548,976	-
Packaging products	22,691,192	10,449,576	-
OEM and Playwell brand products	8,939,495	16,928,000	25,343,000
Proprietary lines	4,331,044	1,231,000	-
Playwell brand products	3,206,973	5,112,000	12,564,000
Others	3,378,445	3,617,011	1,468,438
Total net sales	$131,329,529	$75,532,871	$39,375,438

(e) Customer and vendor concentration:

	For the years ended December 31,
	2005		2004		2003
			(as restated)
	Revenue	%	Revenue	%	Revenue	%
Customer A	$9,160,035	6.97	$14,101,000	18.67	$21,671,000	55.04
B	6,115,787	4.66	6,316,000	8.36	2,345,000	5.96
C	5,548,870	4.23	3,077,000	4.07	1,435,000	3.64
All others	110,504,837	84.14	52,038,871	68.90	13,924,438	35.36
Total net sales	$131,329,529	100.00	$75,532,871	100.00	39,375,438	100.00

Sales purchased from the Company's two largest suppliers in aggregate accounted for 15%, 26% and 82% of gross sales for the years ended December 31, 2005, 2004 and 2003, respectively.

4.

Note receivable:

	December 31, 2005	December 31, 2004 (as restated)

Note receivable	$510,776	$538,836
Less: Amount due within one year under current assets	(266,312)	(138,440)
Amount due after one year	$244,464	$400,396

Pursuant to settlement agreements entered into between the Company and certain customers, the outstanding trade debts due from these customers were converted into notes receivable. The notes receivable are interest-free, unsecured and repayable by monthly installments.  The fair value of notes receivable was approximate to the carrying amounts.

5.

Other prepaid expenses and current assets:

	December 31, 2005	December 31, 2004
		(as restated)
Prepaid inventory	$151,604	$235,045
Insurance	407,566	513,725
Other current assets	2,157,680	1,159,346
Other prepaid expenses	1,011,805	497,323
Total other prepaid expenses and current assets	$3,728,655	$2,405,439

6.

Fixed assets:

	December 31, 2005		December 31, 2004
				(as restated)
	Cost	Accumulated Depreciation	Cost	Accumulated Depreciation
Plant & machinery	$32,248,362	$15,113,765	$26,787,731	$12,645,665
Furniture, fixtures &
equipment	4,651,909	3,077,928	3,883,586	2,527,460
Mould & loose tools	4,556,616	2,920,368	3,823,565	1,770,536
Building	465,026	110,564	422,401	103,486
Leasehold improvements	972,952	706,167	675,604	614,211
Motor vehicle	733,599	603,030	654,495	535,793
Total fixed assets	$43,628,464	$22,531,822	$36,247,382	$18,197,151
Net book value		$21,096,642		$18,050,231

Buildings are situated on land held under medium term leases in Hong Kong.

At December 31, 2005, the carrying value of machinery included an amount of $11,072,705 (2004 - $10,165,717) in respect of assets held under finance leases.

Depreciation of $3,172,113, $1,445,179 and $39,206 has been charged to cost of goods sold for the years ended December 31, 2005, 2004 and 2003, respectively.  During the year, the Company has recognized impairment loss on moulds and loose tools amounted to an aggregate of $765,712 based on the forecasted cash inflow to be generated from the respective licensed products.  Please refer to note 2(o) for basis of impairment loss.

7.

Intangibles:

	December 31,		December 31,
	2005		2004
			(as restated)
	Cost	Accumulated Amortization	Cost	Accumulated amortization
Customer relationship	$4,430,306	$675,896	$3,698,435	$202,801
Distribution network	2,590,000	312,792	1,790,000	67,125
License	2,549,217	587,350	2,545,974	97,288
Impairment	(2,549,217)	(587,350)	-	-
License, net	-	-	2,545,974	97,288
Other acquired rights	2,265,107	971,518	1,549,436	571,152
Trade name	1,396,000	69,583	786,000	-
Trademark	1,247,891	858,939	1,246,173	664,169

Total intangibles	$11,929,304	$2,888,728	$11,616,018	$1,602,535

Net book value		$9,040,576		$10,013,483

Amortization expense for 2005, 2004 and 2003 was $1,873,542, $1,131,914 and $193,623, respectively.  Based on current balances and estimated useful lives, the Company expects amortization expense to be $1,375,553, $1,363,403, $1,144,079, $926,006 and $890,673 in, 2006, 2007, 2008, 2009 and 2010, respectively.  This would be calculated based on the carrying values as at December 31, 2005 for and the useful lives of each individual intangible.

The impairment of $1,961,867 was the result of the impairment test of intangibles under SFAS No. 142, refer to note 2(o) for additional details.

8.

Bank indebtedness:

The Company’s bank indebtedness is as follows:

	December 31,
	2005	2004
Unsecured:
Bank overdrafts	$4,432,840	$2,523,979
Term loan	791,105	980,981
Export loan	2,918,370	2,611,090
Other bank borrowings	5,481,537	-
Secured:
Trust receipt loans	8,143,124	5,704,818
Bills payable with recourse (note a)	-	1,245,608
Other bank borrowings (North America)	5,686,383	351,562
	$27,453,359	$13,418,038
Less: amount due within one year shown under
Current liabilities	22,342,696	12,629,046
Amount due after one year	$5,110,663	$788,992

Note:

(a) As of December 31, 2005, Playwell and Hua Yang had $nil (December 31, 2004 - $434,480, and $811,128, respectively) of discounted bills.  The amounts are payable by customers’ banks.  The recourse provision provides that if customer banks do not make the required payments, Playwell’s and Hua Yang’s banks would have recourse to Playwell and Hua Yang for the full amount.  In the opinion of management, the likelihood of such occurrence is remote.

North America:

The Company finances its North American operations through a $15.0 million revolving credit facility agreement with Citibank N.A., expiring on June 30, 2006.  The borrower on this facility is IPI and the facility includes a $2.0 million sub-limit for Grand Toys Ltd., Grand US’s Canadian subsidiary.  The facility is uncommitted and Citibank has the right to refuse to make advances in its sole discretion.  The interest rate on the revolving loan payable is London Interbank Offered Rate (“LIBOR”) plus 175 basis points or U.S. prime – ½ %, at the Company’s election.  The loan is collateralized by all of IPI’s assets and a $4.3 million (CA$ 5.0 million) guarantee from Grand Toys Ltd. and there are covenants and cross defaults attached to the facility.  Borrowing is limited based on a borrowing base formula consisting of eligible receivables and inventory.  As of December 31, 2005, the amount outstanding was approximately $5.7 million.

Prior to October 2005, IPI had a $10.0 million limit on its revolving facility and Grand Canada had a line of credit with Montcap Financial to finance its inventory and accounts receivable for advances of up to $3.0 million (CA$3.5 million).  The Grand Canada receivable line had a discount fee of 2.0% of invoice amount purchased and the inventory line bore interest at Canadian prime plus 7.5%.  The line of credit was secured by a lien on the assets of Grand Toys Ltd. and had no debt covenants or cross-default provisions.  As of December 31, 2004, the amount outstanding with Montcap was approximately $352,000.

IPI failed to satisfy certain covenants of the credit facility on December 31, 2005 and received a waiver from Citibank through May 15, 2006. As of May 15, 2006, the covenants were not satisfied and on June 30, 2006 Citibank stated that they will not extend the revolving credit facility and Citibank issued a reservation of rights letter on July 21, 2006. In the reservation of rights letter, Citibank stated that at this time, they will not demand immediate repayment of all sums owing under the credit facility.  The balance of $10,484,000 was all converted to a prime rate loan with a maturity date of September 30, 2006 and remains outstanding as of November 15, 2006 as the Company seeks alternative financing for its North American operations. The Company has identified several alternative financing options for its North American facility and expects to replace the Citibank facility in the near future.  The terms of the replacement facility have not yet been finalized.

Hong Kong and China:

The Company finances its Hong Kong and China operations through facilities at Industrial and Commercial Bank of China (Asia) Limited, (“ICBC”), KBC Bank N.V. (“KBC”), DBS Bank (Hong Kong) Limited (“DBS”), Hang Seng Bank Limited and East Asia GE Commercial Finance.

Bank borrowings of the Hong Kong subsidiaries are secured by guarantees by each of their respective subsidiaries, as well as guarantees by the Company, Cornerstone and Mr. Hsieh, certain inventories acquired and released under the trust receipt loans, pledge of bank deposits of $27,048 (2004 - $597,464), and monies debentures over certain assets and certain properties.  As of December 31, 2005, the Hong Kong-based subsidiaries had approximately $16.7 million of short-term bank indebtedness outstanding and approximately $5.1 million of long-term debt.  As of December 31, 2004, the Hong Kong-based subsidiaries had approximately $11.8 million of short-term bank indebtedness outstanding and approximately $789,000 of long-term debt.

Hua Yang:

As at December 31, 2005, Hua Yang has short term indebtedness including bank overdraft, secured trust receipt loans, export loans and unsecured bank loan amount to an aggregate of $19.2 million.  The borrowings carry variable-rate interest at Hong Kong Interbank offered Rate (“HIBOR”) or LIBOR or prime rate plus certain basis points. Interest is re-priced every three months with the range of interest rates at 1.8% to 7% (01.04.2004 to 31.12.2004: 1.3% to 5%).  Bank borrowings were secured by the following:

(a) corporate guarantees from the ultimate holding Company, Cornerstone Overseas Investments Limited;

(b) personal guarantees from Jeff Hsieh;

(c) certain inventories acquired and released under the trust receipt loans; and

(d) in the case of certain bank loans, corporate guarantees from Zindart Limited, the previous owner of Hua Yang.

During the year, ICBC ceased extending credit to Hua Yang at the time of the Company’s acquisition of Hua Yang, but ICBC agreed to allow Grand to gradually pay down the existing balances by October 2006.  These amounts are being repaid through cash generated from operations and through replacement facilities at other banking institutions.  Accordingly, the total outstanding balance under such credit facility amounted to $5.5 million.  As of October 31, 2006, the $2.6 million outstanding balance on an overdraft facility with ICBC was linked with availability on another facility at ICBC used by Jeff Hsieh with the understanding that this would be paid down by the end of 2006.  However, as of November 6, 2006, the $4.5 million balance on the ICBC tem loan was assumed by Jeff Hsieh for a loan to be repaid in monthly installments beginning January 2007 and ending June 2008 at an interest rate of prime plus 1%.  Accordingly, $3.1 million  and $1.4 million of such loan from Jeff Hsieh will be repayable in 2007 and 2008, respectively.  As a result of the refinancing, the obligation has been reclassified as long term.

Kord:

As at December 31, 2005, Kord has short term indebtedness including bank overdraft, secured trust receipt loans and unsecured term loan.  The unsecured term loan bears interest rate of 5.75% per annum and repayable by 60 monthly installments commencing from October, 2004.  The aggregate annual repayments of the term loan as at the balance sheet dates are as follows:

	2005	2004
2005	$-	$191,989
2006	194,649	193,995
2007	206,141	205,637
2008	218,312	217,778
2009	172,003	171,582
Total	$791,105	$980,981

The trust receipt loans of $1.4 million as at December 31, 2005 were secured by the following:

(a) an unlimited personal guarantee executed by Jeff Hsieh

(b) pledged deposits in the name of Jeff Hsieh; and

(c) a corporate guarantee executed by the ultimate holding company, Cornerstone Overseas Investments Limited

The above variable-rate borrowings carry interest at HIBOR + 1% per annum.  The effective interest rate is equal to contracted interest rate.

9.

Obligations under capital leases:

The Company leases certain equipment under capital leases.  The capital lease obligations outstanding at December 31, 2005 and 2004 related to certain equipment, which amounted to $5,856,725 and $6,847,240 (restated), respectively. Future minimum lease payments under capital lease obligations as of December 31, 2005 and 2004 were as follows:

December 31, 2005
2006	$2,753,297
2007	2,311,462
2008	1,412,167
Total minimum lease payments	$6,476,926
Less: amounts representing interest	620,201
Present value of minimum lease payments	$5,856,725
Current portion	2,404,573
Non current portion	$3,452,152
December 31, 2004
Present value of minimum lease payments	$6,847,240
Current portion	2,413,167
Non current portion	$4,434,073

The lease term ranges from 36 months to 48 months. For the period ended December 31, 2005 and 2004, the average effective borrowing rate was 4%. Interest rates are fixed at the contract date. All leases are on a fixed repayment basis and no arrangements have been entered into for contingent rental payments.

The Company’s obligations under capital leases are secured by the lessor’s charge over the leased assets which amounted to $11.0 million.  The carrying amount of the capital lease obligations at December 31, 2005 approximates their fair value.

10.

Capital stock

a)

ADS

On August 16, 2004, Grand US and Centralink Investments Limited completed the transactions contemplated by a Subscription and Exchange Agreement dated as November 14, 2003, which Subscription and Exchange Agreement was subsequently amended on March 6, 2004, March 31, 2004, May 31, 2004 and July 26, 2004 (as so amended, the “Subscription and Exchange Agreement”) pursuant to which, among other matters, the following transactions were completed:

•

Grand US undertook a corporate reorganization pursuant to which Grand US and its operating subsidiaries became subsidiaries of the Company, with each issued and outstanding share of Common Stock of Grand US being converted into one ADS, evidenced by one American depositary receipt (“ADR”), representing beneficial ownership of one ordinary share of the Company, and each outstanding option and warrant to purchase Grand US’s Common Stock being converted into one option or warrant to purchase the Company’s ADSs;

•

The Company acquired from Centralink all of the issued and outstanding capital stock of Playwell in exchange for the issuance to Centralink of 5,000,000 ADSs.  Playwell is a holding company which owns four subsidiaries:  Hong Kong Toy Center Limited, a trading company which manufactures products designed by customers and Playwell branded items; Gatelink Mould Engineering Limited, a manufacturer of moulds primarily for related parties; Great Wall Alliance Limited, the holder of Playwell trademarks; and Asian World Enterprises Co. Limited, the holder of licenses for Walt Disney Company and Crayola branded products; and

•

Centralink subscribed for 5,000,000 ADSs for cash and other consideration in a total amount of $11,000,000.

As of December 31, 2005, there were 16,310,467 ordinary shares of the Company issued and outstanding.  These ordinary shares are traded in the United States on Nasdaq in the form of ADSs, and are evidenced by ADRs.

b)

Series A Preference shares

On March 01, 2005, the Company entered into a share subscription agreement with IPI.  The Series A Preference Shares (“Series A Shares”) were issued on April 15, 2005.

The key terms of the Series A Shares are as follows:

Dividend:	Cumulative dividends of ten and one-half percent (10.5) per annum.
Dividend Payment:	Preferential dividend shall accrue from day to day until redemption or conversion and be payable to the preference shareholders semi-annually on each of 30th June and 31st December, subject to limitations imposed by law.
Voluntary Conversion:	Holders of the Series A Shares shall have the right to convert the Series A Shares at any time into Ordinary Shares which will be represented by an equivalent number of Grand ADSs.
The conversion rate will be 1.4023 Ordinary Shares/Grand ADSs for each Preference Share converted (the “Conversion Rate - Series A”), or 2,804,600 Ordinary Shares/Grand ADSs in
the aggregate. The conversion rate was based upon a conversion price of US$2.7365 per
Preference Share (the “Conversion Price – Series A”), which Conversion Price equaled the
Average closing price of Grand ADSs for the 40 consecutive trading days ending on 28th
February, 2005.
Upon the conversion of the Preference Shares, the Company is required to pay all accrued and unpaid dividends on the Preference Shares converted; provided, however, that in lieu of paying cash dividends, the Company shall have the right to satisfy the accrued dividends by issuing such number of Ordinary Shares, to be represented by Grand ADSs, determined by dividing the amount of the accrued dividends by the average closing price of Grand ADSs on the Nasdaq SmallCap market for the forty (40) consecutive trading days immediately prior to the conversion of the Preference Shares.
Conversion by the	The Company has the right to require the conversion of the Preference Shares if (i) Grand
Company:	ADSs have traded at 105% of the Conversion Price- Series A, or US$2.8733 per Grand ADS, for
at least 45 days prior to the date the Company determines to require conversion and (ii) the
Company shall have paid aggregate dividends on the Preference Shares of not less than
US$767,500; provided, however, that the requirement in clause (i) shall no longer apply after the occurrence of a public offering by the Company resulting in proceeds of not less than
US$50,000,000.
Liquidation Preference:	Upon a liquidation, dissolution or winding up of the Company, the assets of the Company available for distribution to the Members shall be applied:
• first, to pay the Preference Shareholder(s) an amount equal to US$3.8375 per
Preference Share, and if the assets of the Company are insufficient to pay such amount, then pro rata to the holders of the Preference Shares;
• second, to pay all arrears and accruals of dividends on the Preference Shares; and
• third, to pay the holders of Ordinary Shares any surplus assets which shall be distributed ratably amongst such holders of Preference Shares according to the amounts paid up thereon.
Pre-emptive Rights:	As long as there are more than 100,000 Preference Shares outstanding, holders of the

Preference Shares will have pre-emptive rights with regard to any future issuance of securities of the Company on the same price and other terms and conditions of such issuances, other than the issue of Ordinary Shares, or of Grand ADSs representing the same, upon the exercise of currently outstanding options or the grant of options pursuant to any employee share option scheme in force at any time.
Voting Rights:	2,000,000 Preference Shares will entitle the holder(s) thereof to an aggregate of 2,804,600 votes on a poll.

c)

Series B Preference shares

On December 23, 2005, the Company entered into a share subscription agreement with Cornerstone Beststep.  The Series B Preference Shares (“Series B shares”) were issued on December 23, 2005.

The Key terms of the Series B Shares are as follows:

Dividend:	Cumulative dividends of four and three-quarters percent (4.75%) per annum of the Series B
Exchange Price.
Dividend Payment:	Semi-annual on each of 30th June and 31st December, subject to limitations imposed by law payable, at the option of Grand in cash or Grand ADSs determined by dividing the accrued dividend by the Series B Dividend price (i.e.$1.543) for the 30 trading days ending on
November 29th, 2005, the day prior to the announcement of the acquisition.
Voluntary Conversion:	Holders of the Series B Shares shall have the right to convert the Series B Shares at any time after November 30, 2006 into Ordinary Shares which will be represented by an equivalent.
number of Grand ADSs.
The conversion rate will be 2.6886899 (i.e. Ordinary Shares/Grand ADSs, for each Series B
Share converted (the “Conversion Rate – Series B”). The conversion rate was based upon a conversion price of US$1.427275 per Series B Share (the “Conversion Price”), which equaled 92.5% of the average closing price of Grand ADSs for the 30 consecutive trading days ending on 29th November, 2005.
Upon the conversion of the Series B Shares, Grand is required to pay all accrued and unpaid dividends on the Series B Shares converted in cash or Grand ADSs as provided above.
Conversion by the	The Company has the right to require the conversion of the Series B Shares if Grand ADSs
Company:	have traded at US$2.8733 per Grand ADS, for at least 45 days prior to the date Grand determines to require conversion unless has engaged in a public offering resulting in proceeds of not less than US$50,000,000, in which case the trading premium shall not apply.

Liquidation Preference:	Upon a liquidation, dissolution or winding up of Grand, whether voluntary or involuntary, the holders of the Series B Shares will have liquidation rights preferential to those of holders of Ordinary Shares but junior to the holders of Grand’s Series A Shares. Upon a liquidation, dissolution or winding up of Grand, the assets of Grand available for distribution to the members shall be applied:
• first, to pay the Series A Shareholder(s) an amount equal to US$3.8375 per
Series A Share, and if the assets of Grand are insufficient to pay such amount, then pro rata to the holders of the Series A Shares;
• second, to pay all arrears and accruals of dividends on the Series A Shares;
• third, to pay the Series B Shareholder(s) an amount equal to US$3.8375 per
Series B Share, and if the assets of Grand are insufficient to pay such amount, then pro rata to the holders of the Series B Shares;
• fourth, to pay the Series B shareholders all arrears and accruals of dividends on the Series B Shares; and
• fifth, to pay the holders of Ordinary Shares any surplus assets which shall be distributed ratably amongst such holders according to the amounts paid up thereon.
Voting Rights:	Series B Shares will entitle the holder(s) thereof to 2.6886899 votes on a poll, or a maximum of 30,827,976 votes if all 11,465,798 Series B Shares to be authorized are issued.

d)

ADS transactions

August 2004:

5,580,244 ADSs representing beneficial ownership of 5,580,244 ordinary shares were issued as a result of the reorganization merger of Grand US and the Company.

10,000,000 ADSs representing beneficial ownership of 10,000,000 ordinary shares were issued to Centralink, of which 5,000,000 were issued in exchange for the shares of Playwell International Limited.

December 2004:

7,038 ADSs representing beneficial ownership of 7,038 ordinary shares were issued upon exercise of stock options.

January 2005:

  2,000 ADSs representing beneficial ownership of 2,000 ordinary shares were issued upon exercise of stock options.

March 2005:

   250 ADSs representing beneficial ownership 250 ordinary shares were issued upon exercise of stock options.

 582,730 ADSs representing beneficial ownership of 582,730 ordinary shares were issued in partial consideration as a result of the Company’s acquisition of IPI.

April 2005:

  52,175 ADSs representing beneficial ownership of 52,175 ordinary shares were issued in lieu of a cash payment of accrued    interest on the Company’s Exchangeable Note in the principal amount of $7,675,000 (the “Exchangeable Note”).

10,500 ADSs representing beneficial ownership of 10,500 ordinary shares were issued upon exercise of stock options.

October 2005:

73,030 ADSs representing beneficial ownership of 73,030 ordinary shares were issued in lieu of a cash payment of dividends payable on the Series A Shares.

December 2005:

2,500 ADSs representing beneficial ownership of 2,500 ordinary shares were issued upon exercise of stock options.

e)

Preference shares, dividend, convertible, liquidating, preemptive rights and voting rights:

        2,000,000 Series A Shares were issued in exchange for the Exchangeable Note.

10,840,598 Series B Shares were issued in connection with the Hua Yang and Kord acquisitions.

f)

Deferred non-voting shares

2 deferred non-voting shares were issued to Rich Asia Consultants Limited as a result of the reorganization merger of Grand US and the Company.

g)

 The number of ordinary shares/ADSs, Preference Shares and Deferred non-voting shares is as follows:

			Deferred
	Common	Preference	Non-voting
	Stock	Stock	Stock
January 1, 2004
Playwell , historical	101	-	-
Conversion factor	99,010	-	-
Ordinary Shares	10,000,000	-	-
ADSs issuance on reorganization merger	5,580,244	-	-
Deferred non-voting shares	-	-	2
Option exercise	7,038	-	-
December 31, 2004	15,587,282	-	2
ADS issuance in consideration for IPI acquisition	582,730	-	-
ADS issuance on settlement of interest on Exchangeable Note	52,175	-	-
ADS issuance on settlement of dividend payable on Series A
Shares	73,030	-	-
Option exercises	15,250	-	-
Series A Shares issuance in exchange for Exchangeable Note	-	2,000,000	-

Series B Shares issuance in consideration for Hua Yang and
Kord acquisition	-	10,840,598	-
December 31, 2005	16,310,467	12,840,598	2

h)   Dividends:

Series A  Shares:

•

Deemed dividends of $991,426 (note 22(b)) are based on the difference between the effective conversion price of the Series A  Shares and the market price of the ADSs at the March 1, 2005 issuance date of the Exchangeable Note; and

•

Actual dividends of $571,198, of which $168,260 have been satisfied in full by the issuance of 73,030 ADSs in October 2005, and $402,938 which have been accrued at December 31 2005 and will be settled in 2006 through issuance of ADSs.

Series B  Shares:

•

Deemed dividends of $12,751,758 (note 22(c)) are based on the difference between the value paid to Cornerstone Beststep for Hua Yang and Kord in December 2005 and the costs that Cornerstone Beststep incurred to acquire Hua Yang and Kord in May 2004 and June 2004, respectively; and

•

Actual dividends of $43,310 have been accrued at December 31 2005.

11.

Stock options and warrants:

Grand US maintained an amended and restated employee stock option plan (the "Old Option Plan") which provided for the issuance of up to 300,000 options to acquire common stock of Grand US.  As part of the reorganization merger, the Company agreed to issue ADSs in satisfaction of Grand US’s obligations to issue shares under the Grand US Option Plan.

On August 13, 2004, the Company adopted the Grand Toys International Limited 2004 Stock Option Plan (the "New Option Plan") which provides for the issuance of up to 1,558,024 ADSs.

Stock options granted under the Old Option Plan and New Option Plan may be incentive stock options under the requirements of the US Internal Revenue Code, or may be non-statutory stock options, which do not meet such requirements.  Options may be granted under the Old Option Plan or the New Option Plan to, in the case of incentive stock options, all employees (including officers) of the Company, or, in the case of non-statutory stock options, all employees (including officers) or non-employee directors of the Company.  Under the Old Option Plan and the New Option Plan, the exercise price of each option granted was equal to the market price of the common stock of Grand US on the grant date and an option’s maximum term is ten years.

The options granted in 2004 were granted outside the Old Option Plan and the New Option Plan, except for options to purchase 46,875 ADSs, which were automatically granted to directors under the New Option Plan.  The options granted in 2005 were granted inside the Old Option Plan or the New Option Plan.

Changes in options and warrants are as follows:

	Option Plan	Other stock options	Warrants	Total	Weighted-average exercise price per share
January 1, 2004
Acquired from Grand
Toys International Inc.	215,214	196,000	412,143	823,357	$2.22
Granted	-	1,096,875	-	1,096,875	2.51
Exercised	(7,038)	-	-	(7,038)	0.93
Cancelled	-	(2,500)	-	(2,500)	87.60
Options and warrants

outstanding at
December 31, 2004	208,176	1,290,375	412,143	1,910,694	2.28

Granted	39,000	645,906	357,143	1,042,049	1.44
Exercised	(13,250)	(2,000)	-	(15,250)	1.12
Cancelled	(6,000)	(6,875)	(357,143)	(370,018)	2.11
Options and warrants
outstanding at
December 31, 2005	227,926	1,927,406	412,143	2,567,475	$2.19

Options and warrants
exercisable at
December 31, 2005	227,926	782,578	412,143	1,422,647	$2.20

The following tables summarize information about options and warrants outstanding and exercisable at December 31, 2005:

	Options and warrants outstanding
		Weighted-average	Weighted-average remaining
Range of exercise prices	Number	exercise price	contractual life (yrs)

$0.01 - $1.98	726,208	1.38	8.08
$2.12 - $3.07	1,827,267	2.41	7.15
$5.62 - $11.00	1,000	7.78	4.57
$16.00 - $87.60	13,000	16.69	3.04

	2,567,475	$2.19	7.39

	Options and warrants exercisable
		Weighted-average	Weighted-average remaining
Range of exercise prices	Number	exercise price	contractual life (yrs)

$0.01 - $1.96	324,504	$1.04	5.76
$2.12 - $3.07	1,084,143	2.37	6.28
$5.62 - $11.00	1,000	7.78	4.57
$16.00 - $87.60	13,000	16.69	3.04

	1,422,647	$2.20	6.13

 Warrants issued in 2005 have a weighted average fair value of $0.87, which is estimated on the date of grant using the Black-Scholes option pricing model with a weighted average expected life of 2 years, risk-free interest rate of 3.90%, and a volatility factor of 77.7%.

For the options and other warrants, the weighted average fair value of options granted in 2005 was $0.87, which is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used:

For the year ended December 31, 2005

Weighted average expected life (years)	3
Risk-free interest rate, average of grant dates	3.97%
Volatility factor of expected market price of
Company’s ADSs	62.8%
Dividend rate	-

Pro-forma information regarding net earnings and earnings per ADS is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that statement (note 2(r)).

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable.  In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility.  Because the Company’s stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect their fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

Compensation income of $4,336 was recorded for the year ended December 31, 2005, as a result of the application of variable accounting to modified awards.

12.

Income taxes:

(a)

Income tax expense (recovery)consists of:

Year/Jurisdiction	Current	Deferred	Total
Year ended December 31, 2005:
Hong Kong	$540,295	$130,677	$670,972
US	9,226	(444,268)	(435,042)
Canada	-	-	-
	$549,521	$(313,591)	$235,930
Year ended December 31, 2004: (as restated)
Hong Kong	$727,385	$115,863	$843,248
US	-	(50,757)	(50,757)
Canada	-	-	-
	$727,385	$65,106	$792,491
Year ended December 31, 2003:
Hong Kong	536,045	(22,705)	513,340
	$536,045	$(22,705)	$513,340

(b)

The effective tax rate for the Company is reconcilable to statutory tax rates as follows:

	2005	2004	2003
		(as restated)
	(%)	(%)	(%)
Hong Kong statutory income tax rate	17.5	17.5	17.5

Changes to Hong Kong tax rate resulting from:
Expenses producing no tax benefit / income not taxable, net	(16.9)	96.1	(1.4)
Effect of different tax rates of subsidiaries
operating in other jurisdictions	-	(1.6)	-
Valuation allowance	(9.7)	29.3	(0.8)
Change in tax rate			0.5

Overprovision in prior year	-	(7.4)	-
Other	7.7	(25.9)	(1.3)
	(18.9)	90.5	(3.0)
Effective tax rate	(1.4)	108.0	14.5

The components of earnings before income taxes are as follows:

	2005	2004	2003
		(as restated)
Year ended December 31:
Continuing operations:
Hong Kong	$665,807	$3,634,306	$3,535,470
Hong Kong - Corporate	(615,308)	(2,262,135)	-
US	(15,660,328)	(357,406)	-
Canada	(1,122,945)	(281,159)	-

(Loss) earnings before income taxes	$(16,732,774)	$733,606	$3,535,470

The Company has not provided for income taxes on foreign subsidiaries’ undistributed earnings as of December 31, 2005 and 2004 because the investments in the foreign subsidiaries are essentially permanent in duration.

(c)

The deferred tax liability on the balance sheet was $3,311,252 and $3,079,309 at December 31, 2005 and 2004, respectively.

The tax effects of temporary differences that give rise to deferred tax assets and liabilities at December 31 are presented below:

	December 31 2005	December 31 2004
		(as restated)
Deferred tax liabilities:
Accelerated tax depreciation	$2,559,660	$1,990,099
Trademark	68,067	101,613
Intangibles	1,304,894	1,752,570
Total deferred tax liabilities	$3,932,621	$3,844,282

	December 31 2005	December 31 2004
		(as restated)
Deferred tax assets:
Allowance for doubtful debts	$126,847	$126,475
Other	-	7,610
Net operating loss carry forwards	6,592,132	4,272,446
Valuation allowance	(6,097,610)	(3,641,558)
Total deferred tax assets	$621,369	$764,973

Net deferred tax liability	$3,311,252	$3,079,309

The estimated impact of ownership changes for income tax purposes is reflected in the above numbers.

As of December 31, 2005, the Company has approximately $21,975,000 of consolidated net operating losses available for tax purposes to reduce future taxable income in the respective tax jurisdictions.  These losses expire as follows:

2006	$658,000
2007	2,015,000
2011	320,000
2018	74,000
2019	346,000
2020	4,034,000
2021	942,000
2022	1,258,000
2023	983,000
2024	620,000
2025	5,310,000
16,560,000
Hong Kong (non expiring)	5,415,000
$21,975,000

Hong Kong:

At December 31, 2005, the Hong Kong companies have unused tax losses of approximately $ 5,415,000 (2004 - $3,242,000) available for offset against future profits in Hong Kong. A deferred tax asset without valuation allowance has been recognized on tax losses of approximately $ 3,334,000 (2004 - $2,977,000). Full valuation allowance has been recognised for deferred tax asset in respect of the tax losses of approximately$ 1,039,000 (2004 - $ 265,000) as it is not more likely than not to be utilized due to the unpredictability of future profit streams.

U.S.:

As of December 31, 2005, Grand US has $12,413,000 of net operating losses available for tax purposes to reduce future taxable income in the United States.  These losses expire as follows:

2011	$29,000
2018	74,000
2019	346,000
2020	4,034,000
2021	942,000
2022	1,258,000
2023	983,000
2024	620,000
2025	4,127,000
$12,413,000

Canada:

As of December 31, 2005, Grand Toys Ltd., the Company's Canadian subsidiary, has approximately $4,147,000 of losses carried forward, which can be used to reduce future taxable income. These losses expire as follows:

2006	$658,000
2007	2,015,000
2011	291,000
2012	1,183,000

$4,147,000

13.

Earnings per ADS:

The calculations of basic earnings (loss) per share and diluted earnings per share are computed as follows:

	2005	2004	2003
		(as restated)
(Loss) earnings from operations	$(16,968,704)	$(58,885)	$4,261,366
Dividends in preference shares	(14,357,692)	-	-
(Loss) earnings from operations
available to ADS shareholders	(31,326,396)	(58,885)	4,261,366
Weighted average number of
ADS for the calculation
of basic earnings (loss) per
ADS	16,137,667	12,092,592	10,000,000
Effect of dilutive potential securities
Preference Shares	2,053,348	-	N/A
Options and Warrants	-	714,568	-
Weighted average number of ADS
shares for the purposes of diluted
earnings (loss) per ADS share	18,191,015	12,807,160	10,000,000

The Series A and Series B Shares are included in the calculation of the diluted weighted average number of ordinary shares outstanding as each holder of Series A and Series B Shares are entitled to convert at any time and from time to time, subject to the automatic conversion terms, any or all of such holder’s Series A Shares and Series B Shares.   There is no dilutive effect as the conversion of Company’s outstanding Series A and Series B Shares would result in an increase in earnings per share.

For the year ended December 31, 2005, options and warrants to purchase 2,567,475 ADSs (December 31, 2004 - 316,250) were not included in the diluted earnings per ADS calculation as the options exercise price was greater than the average market price of the ADS..

14.

Net change in operating working capital items:

For the year ended December 31,
	2005	2004	2003
(as restated)
Continuing operations:

(Increase) decrease in accounts receivable	$(5,817,962)	$(7,306,082)	$3,621,147
Decrease (increase) in note receivable	-	(602,138)	-
Decrease in receivable from related companies	1,006,497	445,229	20,993,418
(Increase) decrease in inventory	(4,847,584)	530,908	(20,095)
Increase in other prepaid expenses and other current assets	(1,380,071)	(1,991,872)	(416,363)
Increase (decrease) in trade accounts payable	6,126,412	(151,136)	(283,735)
Decrease in payable to related companies	(752,986)	(1,845,071)	(24,242,276)
(Decrease) increase in other accounts payable and
accrued liabilities	(968,480)	1,867,303	(2,207,834)
Decrease in income taxes payable	(350,856)	(906,752)	(421,299)
Total net change in operating working capital items	$(6,985,030)	$(9,959,611)	$(2,977,037)

15.

Supplemental disclosure of cash flow information:

For the year ended December 31
	2005	2004	2003
		(as restated)
Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	$1,792,435	$464,048	$23,835
Income taxes	350,856	906,752	421,299

16.

Major non-cash transactions:

During the year ended December 31, 2005, the Company entered into major non-cash transactions as follows:

•

The Company entered into capital lease arrangements in respect of acquisition of property, plant and equipment. with a capital value at the inception of the lease of $nil (2004 - $3,437,592)

•

Trade debtor of $795,339 (2004 - $602,138) was converted into note receivable, as described in Note 4.

•

Issuance of  2,804,600 Series A Shares and 10,840,598 Series B Shares, as described in note 22(b) and note 22(c)

17.

Commitments:

(a)   Capital Commitment

The Company has capital commitment of $ 1,838,932 (2004 - $161,321) in respect of property, plant and equipment

(b) Operating lease Commitments

(i) Under the agreement for the establishment of Shenzhen Hua Yang, the Company has committed to pay a pre-determined amount of annual fee to a third-party for the period from October 1995 to October 2010. As of December 31, 2005, the total future fees under this arrangement are payable as follows:

Year ending December 31,
2006	$547,208
2007	574,379
2008	603,098
2009	633,253
2010	664,916

For 2006 and 2007, the annual fee will be paid in form of rent to the third party for the factory and office building provided.

(ii) At December 31, 2005, the Company had commitments for future minimum lease payments under non-cancelable operating leases which fall due as follows:

Year ending December 31,
2006	$2,543,074
2007	3,525,353
2008	1,341,345
2009	1,189,433
2010	346,467

These operating leases include manufacturing facilities and office space in Shenzhen and DongGuan, China; showrooms and office space in Hong Kong; and warehouse facilities and office space in Parsippany, New Jersey and Montreal, Canada. Rent expense for the years ended December 31, 2005, 2004 and 2003 amounted to $2,573,063, $974,022 and $203,984, respectively.

The Company’s Canadian subsidiary, Grand Toys Ltd., has entered into an operating lease agreement to sub-lease a portion of its warehouse, resulting in a reduction of the minimum annual rental payments presented above of $138,082, $141,931, and $84,710 for the years 2006, 2007 and 2008, respectively.

 (c) On December 31, 2005, the Company has license agreements that include the minimum guarantees of royalties for 2006 through 2009. The amounts are $4,052,272, $407,120, $157,499 and $19,000 for 2006 through 2009, respectively.

18.

Contingencies:

Grand Toys Ltd. was named in two lawsuits by former sales agents, dated June 12, 2000 and April 15, 2004.  In January 2005, the Company settled the latter claim for $291,181.  The settlement was recorded in the December 31, 2004 results.  In the opinion of management, it is difficult to ascertain or estimate the value of a settlement, if any, of the remaining claim.

On May 21, 2003, Grand US was named in a lawsuit for an alleged defective product causing personal injury.  Grand US was acting as an agent for the vendor of the alleged defective product.  This case was settled in February 2005 and the settlement was covered by insurance.

On March 3, 2006, Grand Toys International Limited was named in a lawsuit for an alleged breach of a business advisory agreement.  This suit is expected to be settled for a payment of $67,500 and this expense will be reflected in the 2006 financial statements.

In July 2006, two Hong Kong based employees were terminated for cause and the Company sued the employees for misconduct.  The employees sued the Company for the balance of payments on their contracts.  One employee subsequently withdrew his claim and the remaining employment claim is for approximately $150,000.  Both cases are still pending.  If the employees are found guilty of misconduct, the claim for unpaid salary is invalid.

The Company does not believe that the ultimate resolution of the unresolved claims will have a material adverse effect on the Company’s liquidity, financial condition or results of operations.

19.

Employee benefit plan:

Playwell, Hua Yang and Kord have a mandatory provident fund for its Hong Kong employees. It contributes to the fund 5% of the employee member’s relevant income up to a maximum of $1,548 per annum.  During 2005, Playwell, Hua Yang and Kord contributed $38,532, $360,732 and $57,931 respectively, to the fund and were charged to the consolidated statement of operations.

Grand Toys Ltd., the indirect Canadian subsidiary of the Company, has a deferred profit sharing plan (“DPSP”) for its Canadian employees.  It contributes to the DPSP plan the lesser of (a) 50% of the employee's contribution to this plan; (b) 3% of the employee's gross earnings; or (c) CA$3,000 per employee.  During 2005, Grand Toys Ltd. contributed $30,257 to the DPSP and such amount was charged to the consolidated statement of operations.

IPI, an indirect US subsidiary of the Company, has a 401K plan for its US employees.  It matches the employee’s contributions up to 3% of the employee’s gross earnings. During 2005, IPI contributed $39,421 to the 401K plan and such amount was charged to the consolidated statement of operations.

20.

Related party transactions:

The Company has defined a related party as a company that is owned or controlled by the majority shareholder of Grand.

	December 31,
Name of related party	2005	2004
		(as restated)
a) Amount due from related party:
Cornerstone Overseas Investments, Limited	$-	$1,293,273
Playwell Toy (China) Ltd.	-	1,005,687
Sunny Smile International Ltd.	-	997,917
Toy Biz Worldwide Limited	2,441,640	1,023,345
Playwell Industry Limited	507,079	581,941
Dongguan Bailiwei Plaything Co. Ltd.	-	351,293
Brand Management Ltd.	-	164,438
Guangzhou Playwell Trading Co. Ltd.	390,566	155,238
New Adventures Corporation	-	31,945
China Retail Management	-	3,570
Great Asian Development Inc.	-	1,271
Long Sure Industries Ltd.	434	1,042
Dongguan Playwell Products Co. Ltd.	-	156
Playwell France	61,846	-
Zizzle (Hong Kong) Limited	114,953	-
Hero Crown Limited	-	6,211
New Enlarge Industrial Limited	-	496
Kord Industrial (China) Company Limited	-	7,377
Total due from related party	$3,516,518	$5,625,200
b) Amount due to related party:
Zhejiang Playwell Toy Co Ltd.	$859,250	$1,008,705

Cornerstone Overseas Investments, Limited	-	1,050,535
Playwell Industry Ltd.	1,476,400	380,928
Centralink Investments Limited	-	304,765
Directors/Shareholders	28,758	256,478
Toy Biz Worldwide Limited	464,297	147,341
Hong Kong Toy USA	-	115,289
Total due to related party	$2,828,705	$3,264,041

The amounts are unsecured, interest-free and have no fixed term of repayment or with normal trading terms for the trading balances.

	For the years ended December 31,
Playwell International Limited	2005	2004	2003
		(as restated)
Sales
Toy Biz Worldwide Limited	$197,331	$12,562,418	$20,422,681
Playwell Industry Ltd.	146,574	-	-
Dongguan Bailiwei Plaything Co Ltd.	-	198,116	2,341,868
	343,905	12,760,534	22,764,549
Purchases
Playwell Industry Ltd.	4,008,122	12,661,125	26,553,005
Zhejiang Playwell Toy Co., Ltd.	4,851,388	3,962,882	5,319,659
Dongguan Playwell Products Co Ltd.	-	23,409	-
	8,859,510	16,647,416	31,872,664

Mould income
Toy Biz Worldwide Limited	3,136,890	1,711,807	1,088,409
Playwell Industry Ltd.	(34,211)	494,491	31,322
	$3,102,679	$2,206,298	$1,119,731
Commission income
Playwell Industry Ltd.	-	115,182	684,690
Royalty income

Guangzhou Playwell Trading Co. Ltd.	234,283	155,074	51,883

Other income

Toy Biz Worldwide Limited	74,228	145,292	127,288
New Adventures Corporation	25,273	40,658	-
Playwell Industry Ltd.	20,500	1,746	-
	120,001	187,696	127,288
Other expenses
Playwell Industry Ltd.	6,051	60,227	30,771

Purchase of fixed assets
Playwell Industry Ltd.	7,377	-	-

	December 31,	August 16-December 31	December 31,
Grand US	2005	2004	2003
Purchases
Toy Biz Worldwide Limited	$1,612,472	$416,653	$-
Zizzle (Hong Kong) Limited	480,000	-	-
	2,092,472	416,653	-
Commissions
Toy Biz Worldwide Limited	19,429	15,618	-
Zizzle (Hong Kong) Limited	797	-	-
	20,226	15,618	-
Other income
New Adventures Corporation	-	16,125	-

	December 31,	May 25-December 31	December 31,
Hua Yang	2005	2004	2003
Sales
Toy Biz Worldwide Limited	$5,744,435	$646,037	$-
Playwell Industry Ltd.	405,465	82,584	-
Zizzle (Hong Kong) Limited	464,732	-	-
	6,614,632	728,622	-
Rental income
Playwell Industry Ltd.	55,561	-
	55,561	-	-

December 31,	June 19-

December 31	December 31,	Kord	2005
2004	2003	Sales
		Playwell Toy S.A.	$444,674	$
-	$-	Playwell International Company L.L.C	16,592
-	-	China Retail Management	14,424
-	-		475,690

Refer to note 22(b) and (c) for related party transactions related to Company’s acquisitions.

21.

Financial instruments:

a)

Fair values:

Fair value estimates are made as of a specific point in time, using available information about the financial instruments.  These estimates are subjective in nature and often cannot be determined with precision.

The fair value of the Company's financial assets and liabilities approximates their carrying value due to the immediate or short-term maturity of these financial instruments.

b)

Credit risk and economic dependence:

For the year ended December 31, 2005, approximately 17% (December 31, 2004 – 22%) of the Company’s sales were made to five unrelated companies. Three unrelated customers representing approximately 13% (December 31, 2004 - 16%) of total sales, individually accounted for 2% or more (December 31, 2004 - 3%) of total sales.

The Company regularly monitors its credit risk exposure to these and other customers and takes steps to mitigate the risk of loss.

The Company places its cash and cash equivalents with financial institutions with high-credit ratings and quality.

c)

Interest rate risk:

The Company’s principal exposure to interest rate risk is with respect to its short-term financing which bears interest at floating rates.

22.

Acquisition:

(a)  On February 1, 2005, Hua Yang acquired Eastern Raiser, a PRC printing company.

Pursuant to the purchase agreement, the purchase price for the assets was approximately $7.6 million, of which approximately $6.4 million was paid in cash at closing with the remainder to be paid in cash in 3 equal installments on the first, second and third anniversary of the closing date. Acquisition costs relating to this acquisition were approximately $60,000.

The following table summarizes the fair value of the assets acquired and liabilities:

(Amounts reported in thousands)
Fixed assets	$5,156
Intangible assets	476
Goodwill	5,185
Current liabilities	(2,653)

Deferred tax liabilities	(543)
Net assets acquired	$7,621

The acquired intangible assets consist of:

(Amounts reported in thousands)
Customer relationship	$458
Other acquired rights	18
Total intangible assets	$476

The Company engaged American Appraisal Consultants, an independent valuator, to perform a purchase price allocation review of this transaction.

(b) On March 1, 2005, the Company acquired the assets of New Jersey based IPI, a distributor of a broad range of toys primarily to the consumer specialty markets in the US and Canada.

Pursuant to the asset purchase agreement, the purchase price for the assets was $8,862,000, of which $7,262,000 was paid in cash and $1,600,000 was paid by the delivery of 582,730 ADSs.  Acquisition costs relating to this acquisition were approximately $853,000.  In order to finance the cash portion of the purchase price and to provide ongoing working capital for IPI, the Company sold to Centralink the Exchangeable Note in the principal amount of US$7,675,000 for proceeds of US$7,400,000.  The Exchangeable Note was sold at a US$275,000 discount in order to compensate the ultimate beneficial owner of Centralink, who is also the controlling shareholder of the Company, for providing the sellers of IPI with the option to require Centralink to purchase the portion of the purchase price paid in ADSs after the first anniversary of the closing of the IPI acquisition. The Exchangeable Note bore interest at 15% per annum and was exchanged for 2,000,000 Series A  Shares of the Company when the issuance of the Series A  Shares was approved by the Company’s shareholders at the Company’s 2005 Annual General Meeting on April 15, 2005.

The conversion feature relating to the preferential conversion price of the Series A Shares has been valued at $991,426, based on the difference between the effective conversion price and the market price of the ADSs at the March 1, 2005 issuance date of the Exchangeable Note.  This value is considered to be deemed dividends to the holder of the Series A Shares and reduces earnings available to the ADS shareholders.

The total amount recorded in additional paid in capital as of December 31, 2005 was as follows:

(Amounts reported in thousands)
Exchangeable Note	$7,415
ADSs issued to IPI sellers on
Acquisition	1,701
Exchangeable Note features:
Beneficial conversion feature	991
Fair value of put option	434

Total	$10,541

The following table summarizes the fair value of the assets acquired and liabilities assumed in partial satisfaction of Centralink’s subscription for the Company’s ADS.

(Amounts reported in thousands)
Current assets	$8,973

Long term assets	328
Intangible assets	2,382
Goodwill	2,171
Current liabilities	(3,526)

Net assets acquired	$10,328

The acquired intangible assets consist of:

(Amounts reported in thousands)
Distribution network	$800
Trade name	610
Customer relationship	274
Other acquired rights	698
Total intangible assets	$2,382

The Company engaged Empire Valuation Consultants, an independent valuator, to perform a purchase price allocation review of this transaction.

(c)  Pursuant to the agreement under which the Company acquired Kord and Hua Yang on December 23, 2005, the purchase price for the shares was $44,000,000, net of the settlement of inter-company balances of $2,399,000 for a net purchase price of $41,601,000.  The net purchase price was satisfied by issuing 10,840,598 Series B Shares. The Company’s acquisition costs relating to this acquisition were approximately $500,000.  Since Hua Yang and Kord were under common-control prior to the Company’s acquisition, a deemed dividend of $12,751,758 resulted for the year 2005. The deemed dividend was determined as the fair value of the Series B Shares on the date of the public announcement of the transaction (November 30, 2005), net of the intercompany debt forgiveness and Cornerstone’s basis in Hua Yang and Kord.

The following table summarizes the fair value of the assets acquired and liabilities assumed:

(Amounts reported in thousands)
	$
Net tangible assets acquired		6,559
Intangible assets		4,065
Goodwill		14,461
Deferred tax asset		204
Deferred tax liability		(1,590)
Net assets acquired		$23,699

The acquired intangible assets consist of:

(Amounts reported in thousands)

Customer relationship	$2,888
Other acquired rights	1,177
Total intangible assets	$4,065

The Company engaged American Appraisal Consultants, an independent appraiser, to perform a purchase price allocation review of these transactions.

23.

Pro Forma presentation:

The following unaudited pro forma combined statement of operations gives effect to the business combination of the Company, Grand US, IPI, Hua Yang, Kord and Eastern Raiser.  The Eastern Raiser, IPI, Hua Yang and Kord acquisitions which were consummated on February 1, 2005, March 1, 2005 and December 23, 2005, respectively, are being accounted for under the purchase method of accounting, as required by SFAS No. 141 Business Combinations.  Under this method of accounting, the purchase price has been allocated to the fair value of the net assets acquired, including goodwill.

The unaudited pro forma consolidated statements of operations for the year ended December 31, 2005 and December 31, 2004 combine the consolidated statements of operations of the Company, Grand US, IPI, Eastern Raiser, Hua Yang and Kord as if the acquisitions had taken place on January 1, 2005 and January 1, 2004.

For the year ended December 31, 2005, the consolidated statements of operations of Hua Yang and Kord are included in the reported results of the Company due to the restatement of the Company’s results as a result of the accounting treatment of these two acquisitions.

For the year ended December 31, 2004, since Hua Yang and Kord, were acquired by Cornerstone on May 24, 2004 and June 30, 2004, respectively, the reported results include the consolidated statement of operations from the dates of acquisition.

The unaudited pro forma combined statement of operations is not necessarily indicative of the actual operating results that would have occurred or the future operating results that will occur as a consequence of such transactions.

The accounting policies used in the preparation of the pro forma combined statement of operations are disclosed in Note 2 to the audited consolidated financial statements for the year ended December 31, 2005.  The pro forma combined statement of operation for the year ended December 31, 2004 give effect to the amortization of intangibles.

Pro Forma Combined Information:
For the years ended December 31,
	2005	2004
(In thousands, except share and per share data)

Net sales	$135,211,148	$132,454,340
Gross profit	33,572,724	36,635,614

(Loss) earnings from continuing operations	$(17,112,771)	$1,626,843
Discontinued operations	-	-
Net (loss) earnings available to ADS	(31,470,464)	$1,626,843
(Loss) earnings per ADS - Continuing:
Basic	$(1.06)	$0.13
Diluted	(1.06)	0.13
Weighted average number of ADS:
Basic	16,137,667	12,092,592
Diluted	18,191,015	12,807,160

24.

Subsequent events:

In June 2006, the Company terminated the operations of Playwell’s subsidiary, Gatelink.  Gatelink manufactured moulds for products developed by Playwell and on an OEM basis for third parties.  Historically, a significant portion of Gatelink’s operations involved making moulds for Marvel product lines licensed by Toy Biz Worldwide Limited (“Toy Biz”).  During the year ended December 31, 2004 and 2005, Gatelink’s operations generated income of $857,088 and $581,301, respectively.   The lower net income resulted from a decrease in the number of Marvel products introduced in 2005.  Toy Biz no longer has the rights to develop and distribute the Marvel line of products which eliminated Gatelink’s primary source of revenue.   In order to develop new business required to operate Gatelink profitably, the Company would have had to invest significant capital in new tooling equipment for Gatelink.  Management concluded that such an investment is not in the best interests of the Company as future profitability was uncertain and even if profits were generated from future operations, they might not be sufficient to offset the investment costs.  The termination of Gatelink’s operations will result in approximately $100,000 of charges for fiscal 2006 and this will be funded with cash generated from operations..

In July 2006, the Company decided not to renew an existing license agreement with Binney & Smith for the Crayola dough product line beyond December 2006.  The Crayola dough line was a key element of the Company’s plan to enter the US mass market for toys.  The product line has been unprofitable, and the Company could not foresee this changing in the near future.  The Company is also discontinuing certain other product lines targeted towards the US mass market and, in the future, the Company may de-emphasize its efforts to enter the US mass market for toys.  The termination of the Binney & Smith license as well as the other product lines has resulted in a write-off of goodwill of approximately $10.5 million and an acceleration of amortization of intangibles relating to the Binney & Smith license of approximately $2.0 million in 2005.  The Company estimates that this discontinuance of business will result in additional charges in 2006; however, these charges are not yet quantifiable as the Company continues to negotiate certain settlements on outstanding minimum royalty obligations for certain licenses for which the Company may not reach the minimum guarantees.  The Company expects to be able to fund these settlements with cash generated from operations and the existing or future working capital facilities.

In October 2006, the Company decided to discontinue distributing toy and toy-related products to the mass market in Canada and cease the operations of its Canadian subsidiary, Grand Toys Ltd. (“Grand Canada”), which conducted the Company’s Canadian mass market sales efforts, at the end of 2006.  For the year ended December 31, 2005, Grand Canada’s sales were approximately $7.7 million and the operations resulted in a loss of $334,000.   Management determined that future profitability of its Canadian mass market operations was uncertain.  The Company expects that the costs to close this operation, which include employee severance costs, and amounts relating to the lease in Montreal, could be as high as $1.2 million in 2006 and 2007.  The Company expects that funds received from selling existing inventory and collecting all receivables will be sufficient to cover the closing costs indicated above.

On July 18, 2006, the Company received a Nasdaq Staff Determination stating that as a result of its failure to file its Annual Report on Form 20-F by July 15, 2006, the Company was not in compliance with the requirements for continued listing on Nasdaq as set forth in Nasdaq Marketplace Rule 4320(e)(12).  As a result, Grand’s ADSs would be delisted from the Nasdaq SmallCap Stock Market on July 27, 2006 unless the Company requested a hearing to appeal the delisting determination.  The delay was a result of the acquisitions in December 2005 of Hua Yang Holdings Company Limited and Kord Holdings, Inc., which were under common control with the Company, requiring the Company to restate its financial statements back to the date of common control as if Hua Yang and Kord were part of the Company on May 24, 2004 and June 18, 2004, the respective dates that ownership of Hua Yang and Kord was acquired by the Company’s controlling shareholder.  Due to the complexity of the restatement, the Company has not completed the restated financial statements.  The Company appealed the delisting determination and on October 20, 2006 received notification that the Nasdaq Listing Qualifications Panel has determined to grant the Company’s request for continued listing on the Nasdaq Stock Market subject to the Company’s filing the Form 20-F Annual Report for the fiscal year ended December 31, 2005, and all applicable restatements, on or before November 15, 2006.

On November 6, 2006, the unpaid balance of approximately $4.5 million on the Hua Yang term loan from the ICBC was assumed by Jeff Hsieh.  The new term loan between Hua Yang and Jeff Hsieh will be repaid in monthly installments beginning January 2007 and ending June 2008 and at an interest rate of prime plus 1%.  The Company believes that Hua Yang can support the loan repayment with cash generated from operations and existing and future working capital facilities.

Exhibit 3

[Director’s Report - incorporated by reference in Exhibit 2 on Annex A]